UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers continued strong performance and upgrades 2024 guidance

Broad-based performance drives sales, core profit and core EPS growth:
●	Total Q2 2024 sales £7.9 billion +13%
●	Vaccines sales +1%, +3% ex COVID. Shingrix £0.8 billion -4%
●	Specialty Medicines sales +22%. HIV sales +13%. Oncology sales more than doubled at £0.4 billion
●	General Medicines sales +12%. Trelegy £0.8 billion +41%
●	Total operating profit -22% and Total EPS -27% for Q2 2024 primarily reflected higher charges for CCL(1) remeasurements driven by improved longer term HIV prospects and foreign currency movements
●
Core operating profit +18% (with further positive impact of 3% ex COVID) and Core EPS +13% (with further positive impact of 4% ex COVID). This reflected continued leverage from strong sales and favourable product and regional mix, partly offset by continued increased investment in R&D and growth assets, and lower royalty income

●	Cash generated from operations in the quarter £1.7 billion with Free cash flow of £0.3 billion
(Financial Performance – Q2 2024 results unless otherwise stated, growth % and commentary at CER, ex COVID is excluding COVID-19 solutions as defined on page 60).

	Q2 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER
Turnover	7,884	10	13	15,247	8	12
Turnover ex COVID	7,884	10	13	15,246	9	13
Total operating profit	1,646	(23)	(22)	3,136	(26)	(20)
Total operating margin %	20.9%	(8.9ppts)	(9.1ppts)	20.6%	(9.3ppts)	(8.4ppts)
Total EPS	28.8p	(28)	(27)	54.5p	(29)	(24)
Core operating profit	2,513	16	18	4,956	16	22
Core operating margin %	31.9%	1.6ppts	1.3ppts	32.5%	2.3ppts	2.9ppts
Core EPS	43.4p	12	13	86.5p	14	20
Cash generated from operations	1,650	2		2,776	46

Continued R&D progress with growth prospects strengthened in all key therapeutic areas:
●	Infectious Diseases: FDA approval for Arexvy in adults aged 50-59 at increased risk from RSV; filings accepted for meningitis (ABCWY) vaccine
●	HIV: regimen selection for CAB-ULA, and data for new 3rd generation integrase inhibitor, support portfolio progression and long-term growth outlooks
●	Respiratory/Immunology: Pivotal data for depemokimab (SWIFT 1/2) support filings as first ultra-long-acting biologic for severe asthma
●
Oncology: Pivotal data for Blenrep (DREAMM-8) support regulatory submissions (EU filed; US H2 2024). Data supporting expanded use of Jemperli in patients with endometrial cancer presented (regulatory decisions expected H2 2024). Approval for Omjjara received in Japan

2024 guidance upgraded; Q2 2024 dividend of 15p declared continue to expect 60p full year dividend:
●	2024 turnover growth increase of 7% to 9% (previously 5% to 7%); Core operating profit growth of 11% to 13% (previously 9% to 11%); Core EPS growth of 10% to 12% (previously 8% to 10%)

Guidance all at CER and excluding COVID-19 solutions

Emma Walmsley, Chief Executive Officer, GSK:
"GSK's momentum this year continues with excellent second quarter performance, reflecting strong operational execution and the strengthening breadth of our portfolio to both prevent and treat disease. Q2 sales grew in all areas, with Specialty Medicines in particular benefitting from new product launches in oncology and HIV. In R&D, so far this year, we have secured approvals or filings for 10 major opportunities and reported positive data from 7 phase III trials. We have also strengthened capabilities in key technology platforms and completed investments to develop new mRNA vaccines, ultra-long-acting HIV medicines and a promising new medicine for severe asthma. All this supports our future growth and confidence to bring meaningful innovation to patients".

The Total results are presented in summary above and on page 8 and Core results reconciliations are presented on pages 20 and 23.  Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on page 60: Core results, £% or AER% growth, CER% growth,COVID-19 solutions, turnover excluding COVID-19 solutions; and other non-IFRS measures. GSK provides guidance on a Core results basis only, for the reasons set out on page 18. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 62. (1) Contingent consideration liability is abbreviated to CCL.

2024 Guidance

GSK revises its full-year guidance at constant exchange rates (CER). All guidance, expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

GSK delivered a strong first half 2024 performance with excellent business momentum, including increased sales growth of Specialty Medicines, particularly reflecting successful new launches in Oncology and for long-acting HIV medicines. General Medicines, including Trelegy, also continued to perform better than expected. Sales are now expected to grow between 7 to 9 per cent at CER (previously "upper part of the range of between 5 to 7 per cent increase"). Improved sales performances in Specialty and General Medicines are expected to more than offset lower sales growth of Vaccines this year, which reflects revised recommendations for RSV vaccinations issued in June by the US Advisory Committee on Immunization Practices.

All Guidance excludes the contributions of COVID-19 solutions	New 2024 guidance at CER	Previous 2024 guidance at CER
Turnover	Increase between 7% to 9%	Increase towards the upper part of the range of between 5% to 7%
Core operating profit	Increase between 11% to 13%	Increase between 9% to 11%
Core earnings per share	Increase between 10% to 12%	Increase between 8% to 10%

Growth in the second half of 2024 will be impacted by the annualisation of product launches and stocking impacts as compared with the same period last year, particularly in Vaccines and Oncology.

This guidance continues to be supported by the following revised turnover expectations for full-year 2024 at CER:

All turnover expectations exclude the contributions of COVID-19 solutions	New 2024 guidance at CER	Previous 2024 guidance at CER
Vaccines	Increase low to mid-single digit per cent in turnover	Increase of high single-digit to low double-digit per cent in turnover
Specialty Medicines	Increase mid to high teens per cent in turnover	Increase of low double-digit per cent in turnover
General Medicines	Increase low to mid-single digit per cent in turnover	Decrease of mid-single digit per cent in turnover

Core Operating profit is now expected to grow between 11 to 13 per cent at CER (previously 9 to 11 per cent increase), despite a 6 percentage point impact to Operating Profit growth following the loss of the majority of Gardasil royalties effective from the beginning of 2024. SG&A is expected to grow low-single digits, with effective cost control driving operating leverage and further margin improvements. R&D expenditure is expected to increase slightly below sales growth and for royalty income to be around £600 million for the full year.

Core Earnings per share is now expected to increase between 10 to 12 per cent at CER, (previously 8 to 10 per cent increase) reflecting continued higher operating profit with lower net finance costs. Expectations for non-controlling interests remain unchanged relative to 2023, and GSK continues to anticipate an increase in the Core effective tax rate to around 17% for the full year following implementation of new global minimum corporate income tax rules which came into effect from 1 January 2024 in line with the Organisation for Economic Co-Operation and Development ‘Pillar 2’ model framework.

Additional commentary

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, and reflecting strong business performance during the quarter, GSK expects to declare a dividend for Q2 2024 of 15p per share and for the full year 2024 60p.

COVID-19 solutions

For the full year 2024, GSK does not anticipate any further COVID-19 pandemic-related sales or operating profit. Consequently, and in comparison to 2023, it is anticipated that the full year growth in sales and Core operating profit will be adversely impacted by one and two percentage points, respectively.

Exchange rates

If exchange rates were to hold at the closing rates on 30 June 2024 ($1.27/£1, €1.18/£1 and Yen 203/£1) for the rest of 2024, the estimated impact on 2024 Sterling turnover growth for GSK would be -4% and if exchange gains or losses were recognised at the same level as in 2023, the estimated impact on 2024 Sterling Core Operating Profit growth for GSK would be -6%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12 noon BST (US ET at 7am) on 31 July 2024. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q2 2024			Year to date
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
Shingles	832	(5)	(4)	1,777	4	7
Meningitis	323	21	24	622	14	17
RSV (Arexvy)	62	–	–	244	–	–
Influenza	7	(70)	(65)	20	(43)	(40)
Established Vaccines	775	(5)	(2)	1,613	(1)	2
Vaccines ex COVID	1,999	1	3	4,276	9	12
Pandemic vaccines	–	(100)	(100)	-	(100)	(100)
Vaccines	1,999	(1)	1	4,276	5	8
HIV	1,757	11	13	3,370	11	14
Respiratory/Immunology and Other	911	15	18	1,546	11	15
Oncology	356	>100	>100	629	>100	>100
Specialty Medicines ex COVID	3,024	20	22	5,545	17	21
Xevudy	–	(100)	(100)	1	(97)	(97)
Specialty Medicines	3,024	20	22	5,546	17	20
Respiratory	2,065	15	18	3,790	6	10
Other General Medicines	796	(5)	(1)	1,635	(6)	(2)
General Medicines	2,861	9	12	5,425	2	6
Total	7,884	10	13	15,247	8	12
Total ex COVID	7,884	10	13	15,246	9	13
By Region:
US	4,147	15	17	7,736	12	15
Europe	1,672	2	3	3,293	(2)	–
International	2,065	7	13	4,218	8	15
Total	7,884	10	13	15,247	8	12

Turnover ex COVID is excluding COVID-19 solutions during the years from 2020 to 2023 and is a non-IFRS measure defined on page 60 with the reconciliation to the IFRS measure Turnover included in the table above. Financial Performance – Q2 2024 results unless otherwise stated, growth % and commentary at CER.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Vaccines	Total	1,999	(1%)	1%	4,276	5%	8%
	Excluding COVID	1,999	1%	3%	4,276	9%	12%

In Q2 2024, Vaccine sales growth was driven by increased demand for Meningitis vaccines and uptake of Arexvy in the US in line with expected waning seasonal demand. Shingrix grew YTD but declined in the quarter as channel inventory reductions, changes in retail vaccine prioritisation and lower demand in the US more than offset growth in International and Europe. Both the quarter and YTD growth comparators were adversely impacted due to COVID-19 solution sales in 2023.

Shingles	832	(5%)	(4%)	1,777	4%	7%

Sales of Shingrix, a vaccine against herpes zoster (shingles), declined in the quarter, while continuing to grow YTD.

In the US, sales in the quarter decreased by 36% at AER and CER reflecting channel inventory reductions and changes in retail vaccine prioritisation in part due to a transition to a new CMS(1) rule that changed how pharmacies process reimbursements from payers. In addition lower demand was driven by challenges activating harder-to-reach consumers which remains a priority with the US cumulative immunisation penetration rate at the end of Q1 2024 reaching 37% of the more than 120 million US adults(2) currently recommended to receive Shingrix, up six percentage points(3) since the end of Q1 2023.

Shingrix grew significantly in International in the quarter and YTD, driven by a national immunisation programme in Australia and regional funding in Japan together with supply to our co-promotion partner in China despite phasing of some expected sales into Q3. In Europe, Shingrix grew in the quarter and YTD from expanded public funding, partly offset by declining demand in Germany. Markets outside the US now represent 64% of Q2 2024 global sales (Q2 2023: 46%), with Shingrix launched in 45 countries. The majority of these markets have average cumulative immunisation rates below 5%.

Footnotes:

(1)	Centers for Medicare & Medicaid Services
(2)	United States Census Bureau, International Database, Year 2024
(3)	Reflects latest United States Census Bureau data and delivery orders

	Q2 2024			Year to date
	£m	AER	CER	£m	AER	CER
Meningitis	323	21%	24%	622	14%	17%

In Q2 2024 and YTD, both key Meningitis vaccines grew double-digit. Bexsero, a vaccine against meningitis B, grew primarily reflecting favourable pricing mix in the US, recommendation in Germany, increased demand in Australian regional immunisation programmes and launch in Vietnam, partly offset by tender phasing in Europe. Menveo, a vaccine against meningitis ACWY, grew due to favourable delivery timing in International and the Center for Disease Control (CDC) purchasing patterns in the US.

RSV (Arexvy)	62	–	–	244	–	–

Arexvy, a respiratory syncytial virus (RSV) vaccine for older adults, continued to demonstrate consumer uptake and leading market share. In the US, Q2 2024 sales were £56 million, with the overwhelming majority of doses administered in the retail setting. Arexvy maintained around two-thirds of the retail vaccination share, while demand decreased overall in line with anticipated respiratory virus seasonality patterns. Nearly eight million of the 85 million US adults(1) aged 60 and older have been protected by Arexvy since the launch in Q3 2023. The performance YTD also reflected initial tender deliveries in Saudi Arabia, continued consumer uptake in Canada and new launch inventory build in Brazil. While Arexvy is approved in 49 markets globally, 12 countries had national RSV vaccination recommendations for older adults and 5, including the US, had reimbursement programmes in place at the quarter end.

Established Vaccines	775	(5%)	(2%)	1,613	(1%)	2%

Established Vaccines declined in Q2 2024, reflecting unfavourable CDC stockpile movements for Rotarix and Infanrix/Pediarix in the US, partly offset by increased supply of measles, mumps, rubella, and varicella (MMRV) vaccines and higher demand for Infanrix/Pediarix in International. YTD sales were also impacted by competitive pressure in the US for Infanrix/ Pediarix.

Specialty Medicines	Total	3,024	20%	22%	5,546	17%	20%
	Excluding COVID	3,024	20%	22%	5,545	17%	21%

Specialty Medicines sales increased by double digits in the quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory/Immunology and Oncology.

HIV	1,757	11%	13%	3,370	11%	14%

In Q2 2024 HIV delivered 13% growth, which was primarily driven by a 2 percentage point increase in market share versus Q2 2023 as a result of strong patient demand for Oral 2DR (Dovato, Juluca) and long-acting medicines (Cabenuva, Apretude). The YTD growth was also primarily driven by strong patient demand, whilst benefitting from favourable pricing, including the positive impact from channel mix including adjustments to returns and rebates.

Oral 2DR	727	23%	25%	1,367	20%	23%

Oral 2-drug regimens sales in the quarter were £727 million, which now represents 41% of the total HIV portfolio. Dovato continues to be the highest selling product in the HIV portfolio with sales of £551 million in the quarter and growing 30% at CER versus Q2 2023.

Long-Acting Medicines	317	50%	52%	584	61%	65%

Long-Acting Medicine sales in the quarter now represent 18% of the total HIV portfolio compared to 13% for Q2 2023 and contributed more than 50% of the total HIV growth. Cabenuva sales in Q2 2024 were £245 million and growing 42% at CER driven by strong patient demand. Apretude sales in Q2 2024 were £72 million, growing £36 million at AER; £37 million at CER compared to Q2 2023.

Respiratory/Immunology and Other	911	15%	18%	1,546	11%	15%

Sales primarily comprise contributions from Nucala in respiratory and Benlysta in immunology. In Q2 2024, sales growth for Nucala and Benlysta increased, driven by patient demand globally across US, European and International markets. YTD performance was slightly lower due to US Q1 2024 performance, where the growth of the medicines remained broadly stable due to the impact of channel inventory reduction following a channel inventory build in Q4 2023.

Nucala	482	14%	17%	856	11%	15%

Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA), and hypereosinophilic syndrome (HES). In Q2 2024, sales growth was driven by strong performances globally across all regions, which reflected higher patient demand for treatments addressing eosinophilic-led disease.

Footnote:

(1)	United States Census Bureau, International Database, Year 2024

	Q2 2024			Year to date
	£m	AER	CER	£m	AER	CER
Benlysta	418	17%	20%	678	11%	15%

Benlysta, a monoclonal antibody treatment for Lupus, continues to grow consistently in Q2 2024, representing strong demand and volume growth in US, European and International regions, with bio-penetration rates having increased across many markets.

Oncology	356	>100%	>100%	629	>100%	>100%

In Q2 2024, Oncology sales growth increased driven by strong patient growth for Zejula, a PARP(1), Jemperli, a PD-1(2) blocking antibody, and Ojjaara/Omjjara, a daily JAK1/JAK2 and ACVR1(3) inhibitor. Jemperli, a medicine for front-line treatment in combination with chemotherapy for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer, continued to grow strongly and delivered sales of £108 million in the quarter. Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, launched in the US in Q3 2023 and in the UK and Germany in Q1 2024, has seen strong uptake since launch and delivered £85 million of sales in the quarter.

Zejula	165	41%	44%	306	32%	35%

Zejula delivered continued double-digit sales growth in the quarter and YTD, with strong performances across all regions. Growth globally was sustained with increased patient demand and higher volumes, further enhanced by positive price impacts in the US including impacts from launch of the tablet formulation in the US in Q3 2023.

General Medicines	2,861	9%	12%	5,425	2%	6%

Sales include contributions from both the Respiratory and Other General Medicine portfolios. In Q2 2024, sales growth increased primarily driven by Trelegy, a chronic obstructive pulmonary disease (COPD) and asthma medicine, with strong demand across all regions and pricing benefits from channel and segment mix and adjustments to returns and rebates in the US. Performance was adversely impacted by the removal of the Average Manufacturer Price (AMP) cap on Medicaid drug prices in the US. This removal impacted Advair, Flovent, and Lamictal due to significant pricing reductions, reduced commercial contracting, and the decision to discontinue branded Flovent. However, this has been fully offset by the increased use of authorised generic versions of Advair and Flovent while, significantly, continuing to provide access to patients.

Respiratory	2,065	15%	18%	3,790	6%	10%

In Q2 2024 and YTD, sales growth reflected Trelegy's strong performance in all regions and the increased demand for Anoro, particularly in Europe and International. Seretide/Advair and other respiratory declined due to the impact of continued generic erosion in Europe and International markets. As mentioned above, in the US adverse impacts from the removal of the AMP cap were fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Trelegy	842	38%	41%	1,433	33%	38%

Trelegy is the most prescribed single inhaler triple therapy (SITT) treatment worldwide for COPD and asthma. In Q2 2024 sales growth further increased with strong growth across all regions, reflecting patient demand, single-inhaled triple therapy class growth, and increased market share. Around half of the growth in the quarter was driven by price benefit from channel and segment mix as well as adjustments to returns and rebates.

Seretide/Advair	298	(7%)	(5%)	580	(12%)	(9%)

Seretide/Advair is a combination treatment used to treat asthma and COPD. In Q2 2024, the decrease in sales reflected continued generic erosion from competitor products in Europe and International. Broadly stable performance in the US reflected impacts of the removal of the AMP cap on Medicaid drug prices in the US on branded Advair, offset by the increased use of authorised generic versions.

Other General Medicines	796	(5%)	(1%)	1,635	(6%)	(2%)

The performance in Q2 2024 and YTD was adversely impacted by ongoing generic competition globally, and continued impacts to Lamictal’s performance in the US from the removal of the AMP cap on Medicaid drug prices. This performance was partially offset by increased antibiotic growth in International markets.

Footnotes:

(1)	PARP: a Poly ADP ribose polymerase
(2)	PD-1: a programmed death receptor-1 blocking antibody
(3)	JAK1/JAK2 and ACVR1: once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor

By Region

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
US	Total	4,147	15%	17%	7,736	12%	15%
	Excluding COVID	4,147	15%	17%	7,736	12%	15%

Vaccine sales decreased in Q2 2024 driven by Shingrix reflecting channel inventory reductions, changes in retail vaccine prioritisation and lower demand driven by challenges activating harder-to-reach customers which remains a priority. In addition, adverse CDC stockpile movements impacted Established Vaccines. This was partly offset by Arexvy continued uptake and leading market share. YTD performance also reflected the strong Shingrix comparator of 2023.

In Q2 2024, sales growth of Specialty Medicines increased, following adverse inventory channel impacts in Q1 2024 in Nucala and Benlysta in the US. Specialty Medicines continued to grow YTD driven by Oncology and HIV performance and continued growth in Nucala and Benlysta.

General Medicine’s growth in Q2 2024 and YTD was primarily driven by increased demand for Trelegy, with strong volume growth driven by patient demand, growth of the SITT market, and price benefits from channel mix and adjustments to returns and rebates. Performance continues to be impacted following the removal of the AMP cap on Medicaid drug prices, which particularly impacted Advair, Flovent and Lamictal. However this was fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Europe	Total	1,672	2%	3%	3,293	(2%)	–
	Excluding COVID	1,672	3%	5%	3,293	2%	4%

In Q2 2024 and YTD, Vaccine sales growth excluding COVID-19 solutions reflected Shingrix growth across several markets following public funding expansion and Bexsero recommendation in Germany partly offset by lower Shingrix demand in Germany and decreased tender sales for Established Vaccines and Bexsero.

Specialty Medicines sales grew in the quarter and YTD by a double-digit percentage due to the performance in Oncology, Benlysta in immunology, and Nucala in respiratory including the impact of new indication launches. HIV growth continued in the quarter and YTD at a high single digit percentage.

General Medicines sales were broadly stable in the quarter and YTD, reflecting strong growth in Trelegy and Anoro, offset by a decrease in other respiratory medicines.

International	Total	2,065	7%	13%	4,218	8%	15%
	Excluding COVID	2,065	8%	14%	4,217	10%	16%

In Q2 2024, sales excluding COVID-19 solutions increased 8% at AER and 14% at CER, which reflected year-on-year exchange movements in several International markets compared to Q2 2023.

Vaccines' double-digit growth in Q2 2024 and YTD was driven by the expansion of public funding for Shingrix in Australia and Japan and supply to our co-promotion partner in China together with increased supply and higher demand for Established vaccines.

Specialty Medicine’s double-digit growth in the quarter and YTD was driven by HIV, Nucala in Respiratory, Benlysta in Immunology, and Zejula in Oncology.

General Medicines sales grew low single digit percentage in the quarter and YTD, with Trelegy and Antibiotics delivering growth offset by a decrease in other respiratory medicines.

Financial performance

Total Results	Q2 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,884	10	13	15,247	8	12
Cost of sales	(2,122)	10	13	(4,092)	6	7
Selling, general and administration	(2,465)	9	13	(4,552)	3	7
Research and development	(1,477)	10	12	(2,911)	12	14
Royalty income	144	(36)	(37)	295	(27)	(27)
Other operating income/(expense)	(318)			(851)

Operating profit	1,646	(23)	(22)	3,136	(26)	(20)
Net finance expense	(150)	(1)	1	(284)	(13)	(12)
Share of after tax profit/(loss) of associates and joint ventures	(1)			(2)

Profit before taxation	1,495	(25)	(23)	2,850	(27)	(21)

Taxation	(191)			(465)
Tax rate %	12.8%			16.3%

Profit after taxation	1,304	(25)	(24)	2,385	(29)	(23)
Profit attributable to non-controlling interests	131			166
Profit attributable to shareholders	1,173			2,219
	1,304	(25)	(24)	2,385	(29)	(23)

Earnings per share	28.8p	(28)	(27)	54.5p	(29)	(24)
Financial Performance – Q2 2024 results unless otherwise stated, growth % and commentary at CER.

Core results Reconciliations between Total results and Core results for Q2 2024, Q2 2023, H1 2024 and H1 2023 are set out on pages 20, 21, 23 and 24.

	Q2 2024			Year to date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,884	10	13	15,247	8	12
Cost of sales	(1,877)	9	12	(3,610)	4	6
Selling, general and administration	(2,223)	1	6	(4,202)	(1)	2
Research and development	(1,415)	8	9	(2,774)	9	12
Royalty income	144	(36)	(37)	295	(27)	(27)

Core operating profit	2,513	16	18	4,956	16	22

Core profit before taxation	2,364	17	19	4,674	19	25
Taxation	(423)	34	36	(827)	34	41
Core profit after taxation	1,941	14	16	3,847	16	22
Core profit attributable to non-controlling interests	170			324
Core profit attributable to shareholders	1,771			3,523
	1,941	14	16	3,847	16	22
Core Earnings per share	43.4p	12	13	86.5p	14	20

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	2,122	10%	13%	4,092	6%	7%
	% of sales	26.9%	<(0.1%)	<0.1%	26.8%	(0.6%)	(1.0%)
	Core	1,877	9%	12%	3,610	4%	6%
	% of sales	23.8%	(0.3%)	(0.2%)	23.7%	(1.0%)	(1.3%)

Total and Core cost of sales as a percentage of sales was slightly down in the quarter and decreased in the year to date. The quarter benefitted from growth in higher margin Specialty Medicines products and regional mix as well as price benefits from channel mix and adjustments to returns and rebates in the US. In addition, in the year to date there are further mix benefits from the growth in higher margin Arexvy.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	2,465	9%	13%	4,552	3%	7%
	% of sales	31.3%	(0.3%)	0.1%	29.9%	(1.4%)	(1.4%)
	Core	2,223	1%	6%	4,202	(1%)	2%
	% of sales	28.2%	(2.3%)	(1.9%)	27.6%	(2.6%)	(2.6%)

In the quarter and year to date, Core SG&A improved as a percentage of sales due to continued disciplined investment to support global market expansion and disease awareness particularly for Arexvy and investment behind long-acting HIV medicines. The year to date growth was partly offset by a 2 percentage point favourable impact of the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal.

Total SG&A growth also included an increase in Significant legal costs reflecting prospective legal fees for the defence of the litigation relating to Zantac (see details on page 38).

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Research & development	Total	1,477	10%	12%	2,911	12%	14%
	% of sales	18.7%	0.1%	(0.1%)	19.1%	0.7%	0.4%
	Core	1,415	8%	9%	2,774	9%	12%
	% of sales	17.9%	(0.4%)	(0.6%)	18.2%	0.2%	<(0.1%)

In Q2 2024 and year to date, R&D expense increased due to continued investment across disease areas, including bepirovirsen (chronic hepatitis B) and the advancement of clinical trial programmes associated with the pneumococcal Multi Antigen Presenting System (MAPS) and mRNA in Infectious Diseases.

In HIV, investment increased on next-generation long-acting treatment and preventative medicines. In Respiratory and Oncology, investment increased to support lifecycle innovation and late-stage clinical development programmes for depemokimab (asthma and eosinophilic inflammation), camlipixant (refractory chronic cough), and Jemperli (endometrial cancer). This was partly offset by cost decreases following launches of Arexvy and Ojjaara and reduction in development spend for Zejula.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	144	(36%)	(37%)	295	(27%)	(27%)
	Core	144	(36%)	(37%)	295	(27%)	(27%)

The decrease in Total and Core royalty income in Q2 2024 and year to date primarily reflected the cessation of the majority of Gardasil royalties at the end of 2023, with Q2 2024 Gardasil royalties of £12 million (Q2 2023: £132 million). This was partly offset by increases in Kesimpta and Biktarvy royalties.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	(318)	>(100%)	>(100%)	(851)	>(100%)	>(100%)

In Q2 2024 the other operating expense reflected a charge of £378 million (Q2 2023: £189 million credit) arising from the remeasurement of contingent consideration liabilities (CCL) primarily reflecting improved longer term HIV prospects and foreign currency movements, an increase in liability for the Vaccines CCL, and the liabilities for the Pfizer, Inc. (Pfizer) put option. In addition, there was a fair value loss of £35 million (Q2 2023: £35 million gain) on the retained stake in Haleon plc (Haleon), partly offset by higher other net income of £95 million (Q2 2023: £54 million). All of the remaining shares held in Haleon were sold in May 2024.

The year to date other operating expense reflected a charge of £1,063 million (YTD 2023: £460 million credit) arising from the remeasurement of CCLs primarily reflecting improved longer term HIV prospects and foreign currency movements and increase in liability for the Vaccines CCL and the liabilities for the Pfizer put option. This was partly offset by a fair value gain of £22 million (YTD 2023: £29 million loss) on the retained stake in Haleon, as well as higher other net income of £190 million (YTD 2023: £144 million).

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	1,646	(23%)	(22%)	3,136	(26%)	(20%)
	% of sales	20.9%	(8.9%)	(9.1%)	20.6%	(9.3%)	(8.4%)
	Core	2,513	16%	18%	4,956	16%	22%
	% of sales	31.9%	1.6%	1.3%	32.5%	2.3%	2.9%

Total operating profit margin was lower in Q2 2024 primarily due to unfavourable movements in the ViiV Healthcare CCL reflecting improved longer term HIV prospects and foreign currency movements, an increase in liability for the Vaccines CCL and a fair value loss on the retained stake in Haleon (Q2 2023 fair value gain), partly offset by higher other net income. The year to date also has unfavourable movements in CCL remeasurements, partly offset by a fair value gain on the retained Haleon shares (2023 year to date fair value loss) and higher other net income.

Core operating profit in the quarter and year to date benefitted from continued leverage from strong sales and favourable product and regional mix. This was partly offset by increased investment in R&D and growth assets, and lower royalty income. The year to date also includes a favourable impact from the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal. The adverse impact of lower sales of COVID-19 solutions was three percentage points of Core operating profit growth in the quarter and six percentage points year to date, with minimal impact on Core operating profit margin.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	150	(1%)	1%	284	(13%)	(12%)
	Core	148	(3%)	(1%)	280	(13%)	(12%)
The decrease in net finance costs in Q2 2024 and year to date was mainly driven by lower interest on short-term financing as a result of cash received from the successful disposal of all Haleon shares and savings from maturing bonds, partly offset by higher lease interest expense. Year to date also benefitted from the net cost of bond buybacks completed in Q1 2023.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Taxation	Total	191	(21%)	(19%)	465	(10%)	(2%)
	Tax rate %	12.8%			16.3%
	Core	423	34%	36%	827	34%	41%
	Tax rate %	17.9%			17.7%

The effective tax rate on Total results reflects the different tax effects of the various Adjusting items included in Total results.

The effective tax rate on Core profits is broadly in line with expectations for the year and includes the impact of new global minimum corporate income tax rules which came into effect from 1 January 2024 in line with the OECD’s 'Pillar 2' model framework. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2023. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q2 2024			Year to date
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	131	8%	14%	166	(37%)	(29%)
	Core	170	31%	37%	324	29%	37%

The increase in Total profit allocated to NCIs in the quarter was primarily driven by higher net profits in some of the Group's other entities. The decrease in the year to date Total profit allocated to NCIs was driven by lower ViiV Healthcare Total profits (including the remeasurement loss on the CCL) with an allocation of £150 million (YTD 2023: £267 million), partly offset by higher net profits in some of the Group's other entities.

The increase in Core profit from operations allocated to NCIs in Q2 2024 and year to date primarily reflected higher core profit allocations from ViiV Healthcare, with £161 million in the quarter (Q2 2023: £136 million) and £308 million in the year to date (YTD 2023: £256 million), as well as higher net profits in some of the Group’s other entities with NCIs.

		Q2 2024			Year to date
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	28.8p	(28%)	(27%)	54.5p	(29%)	(24%)
	Core	43.4p	12%	13%	86.5p	14%	20%

The decrease in the Q2 2024 and year to date Total EPS is primarily due to higher charges for CCL remeasurements reflecting improved longer term HIV prospects and foreign currency movements.

The increase in the Core EPS in the quarter and year to date primarily reflected the growth in Core operating profit as well as lower finance costs, partly offset by higher non-controlling interests and a higher effective taxation rate. Lower sales of COVID-19 solutions reduced Core EPS by four percentage points in the quarter and by six percentage points in the year to date.

Currency impact on results

The results for Q2 2024 are based on average exchange rates, principally $1.26/£1, €1.17/£1 and Yen198/£1. The period-end exchange rates were $1.27/£1, €1.18/£1 and Yen 203/£1. Comparative exchange rates are given on page 41.

		Q2 2024			Year to date
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		7,884	10%	13%	15,247	8%	12%
Earnings per share	Total	28.8p	(28%)	(27%)	54.5p	(29%)	(24%)
	Core	43.4p	12%	13%	86.5p	14%	20%
In Q2 2024, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, Euro and Yen. Exchange gains or losses on the settlement of intercompany transactions had a favourable two percentage point impact on Total and Core EPS.

In the year to date, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, Euro, Yen and emerging market currencies. Exchange gains or losses on the settlement of intercompany transactions had a marginal impact on Total and Core EPS.

Cash generation

Cash flow
	Q2 2024 £m	Q2 2023 £m	H1 2024 £m	H1 2023 £m
Cash generated from operations (£m)	1,650	1,620	2,776	1,907
Net cash generated from operating activities (£m)	1,113	1,307	2,071	1,360
Free cash inflow/(outflow)* (£m)	328	348	617	(341)
Free cash flow growth (%)	(6)%	34%	>100%	<(100)%
Free cash flow conversion* (%)	28%	21%	28%	–
Total net debt** (£m)	13,960	18,220	13,960	18,220

*	Free cash flow and free cash flow conversion are defined on page 60. Free cash flow is analysed on page 44.
**	Net debt is analysed on page 44.

Q2 2024

Cash generated from operations for the quarter was £1,650 million (Q2 2023: £1,620 million). The increase primarily reflected higher Core operating profit and lower additional pension contributions, partly offset by an increase in trade receivables due to higher sales and the timing of returns and rebates, including the impact of the removal of the AMP cap.

Total contingent consideration cash payments in the quarter were £317 million (Q2 2023: £288 million), including cash payments made to Shionogi & Co. Ltd (Shionogi) of £305 million (Q2 2023: £278 million). £313 million (Q2 2023: £285 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £328 million for the quarter (Q2 2023: £348 million). In addition to the increase in cash generated from operations, there was lower net interest paid, lower dividends paid to non-controlling interests and lower capital expenditure. These were more than offset by higher tax payments, resulting in a decrease in free cash flow in the quarter.

H1 2024

Cash generated from operating activities was £2,776 million (H1 2023: £1,907 million). The increase primarily reflected higher Core operating profit, higher receivables' collections, particularly for Arexvy and Shingrix, and lower pension contributions. This was partly offset by the timing of returns and rebates, including the impact of the removal of the AMP cap.

Total contingent consideration cash payments in H1 2024 were £626 million  (H1 2023: £579 million), including cash payments made to Shionogi of £605 million  (H1 2023: £565 million). £619 million (H1 2023: £575 million) of these were recognised in cash flows from operating activities.

Free cash inflow was £617 million for H1 2024 (H1 2023: £341 million outflow). The increase was primarily driven by the increase in cash generated from operating activities, as well as lower net interest paid, lower dividends paid to non-controlling interests and lower capital expenditure, partly offset by higher tax payments.

Total Net debt

At 30 June 2024, net debt was £13,960 million, compared with £15,040 million at 31 December 2023, comprising gross debt of £16,943 million and cash and liquid investments of £2,983 million. See net debt information on page 43 and 44.

Net debt decreased by £1,080 million primarily due to £617 million free cash inflow and £2,296 million proceeds from the disposal of investments, primarily the sale of the remaining retained stake in Haleon, and exchange on net debt of £97 million. This was partly offset by the net acquisition costs of Aiolos Bio, Inc. (Aiolos) and Elsie Biotechnologies for £748 million, and dividends paid to shareholders of £1,220 million.

At 30 June 2024, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £3,366 million and £845 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)

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Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Q2 2024 pipeline highlights (since 1 May 2024)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory decisions or other regulatory actions	Arexvy	RSV, adults aged 50-59 years at increased risk	Regulatory decision (US)
	Arexvy	RSV, adults aged 50-59 years at increased risk	Positive CHMP opinion (EU)
	Omjjara	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (JP)
Regulatory submissions or acceptances	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory submission (EU)
Phase III data readouts or other significant events	depemokimab	SWIFT-1/2 (severe asthma)	Positive phase III data readout

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2024	Arexvy	RSV, adults aged 50-59 years at increased risk	Regulatory decision (EU, JP)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Phase III data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	Blenrep	DREAM-7/8 (2L + multiple myeloma)	Regulatory submission (US, JP)
	Blenrep	DREAMM-7 (2L + multiple myeloma)	Regulatory submission (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory decision (US)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Anticipated news flow continued

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2025	Arexvy	RSV, adults aged 18-49 years at increased risk	Phase III data readout
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory decision (US)
	Shingrix	Shingles, adults aged 18+ years	Regulatory decision (CN)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (EU, CN, JP)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (CN, EU)
	Ventolin	Low carbon MDI (asthma)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (JP)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory decision (EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU, CN)
H2 2025	Arexvy	RSV, adults aged 18-49 years at increased risk	Regulatory submission (US)
	Bexsero	Meningococcal B (infants)	Phase III data read out
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	gepotidacin	EAGLE-J (uncomplicated urinary tract infection)	Regulatory submission (JP)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	OCEAN (eosinophilic granulomatosis with polyangiitis)	Phase III data readout
	depemokimab	NIMBLE (asthma)	Phase III data readout
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (JP)

Refer to pages 50 to 58 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q1 2024 results. For more details on annual updates, please see GSK's ESG Performance Report 2023. (1)

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q1 2024:

●
In July, GSK announced that the first single-dose medicine for the prevention of relapse of Plasmodium vivax (P. vivax) malaria – tafenoquine, co-administered with chloroquine for radical cure, has now been launched in both Thailand and Brazil. The development and launch of this new treatment is the result of a partnership between GSK and Medicines for Malaria Venture. More information can be found here. (2)

●
In April, ViiV Healthcare announced that ten years after the signing of ground-breaking licensing agreements with the Medicines Patent Pool (MPP), more than 1 billion packs of generic dolutegravir (DTG) - based medicines have reached 24 million people living with HIV in 128 low- and middle-income countries (LMICs). The partnership has also accelerated access to innovative HIV medicines for paediatrics, as well as furthering access to innovative HIV prevention for adults, with a licence agreement supporting access to cabotegravir long-acting in LMICs. More information can be found here. (3)

●
In June, the inaugural set of funding partners of the Global Fund’s Gender Equality Fund - set up to recognise the critical importance of gender equality to ending AIDS, tuberculosis (TB) and malaria as epidemics - were announced. They will be awarded up to $7.5 million in grants over the next three years to help accelerate progress towards gender equality through community engagement and empowerment. More information can be found here. (4)

●	Performance metrics related to access are updated annually with related details in GSK’s ESG Performance Report 2023 on page 10.

Global health and health security
Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q1 2024:

●
In May, GSK made a £45 million pledge to support the Fleming Initiative, a new global network of scientific, technology, clinical, policy and public engagement expertise, to develop new antimicrobial resistance (AMR) interventions. AMR is an urgent global public health threat, with potential to cause 10 million deaths annually by 2050 without effective action. The partnership will bring together GSK’s leadership in prevention and treatment of infectious diseases, along with Imperial College London and Imperial College Healthcare NHS Trust’s world-class clinical and research expertise. More information can be found here. (5)

●	Performance metrics related to global health and health security are updated annually with related details in GSK’s ESG Performance Report 2023 on page 15.

Environment
Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q1 2024:

●
In May, Phase III trials started for a low carbon version of our metered dose inhaler (MDI), Ventolin (salbutamol), using a next generation propellant. The propellants currently contained in all MDIs, including GSK’s, contribute to greenhouse gas emissions. The gas released through patient use of Ventolin MDI specifically accounts for close to half (48%) of GSK’s global total carbon footprint. If successful, this has the potential to reduce greenhouse gas emissions from use of the inhaler by approximately 90%, significantly contributing to GSK’s ambitious net-zero climate targets.

●
GSK continues to make progress towards its reduction in greenhouse gas emissions across all scopes by 2030 and 2045, including increasing its use of renewable energy. In June, GSK activated a new 56-acre solar farm and two new wind turbines at its Irvine manufacturing site and also announced it signed a 10-year energy deal with Sembcorp, covering the electricity demand for all three of GSK’s global manufacturing sites in Singapore. This means that from 1 January 2025, all of GSK's manufacturing operations in Singapore will be covered by renewable energy certificates from Sembcorp’s solar projects in Singapore, along with the 3% already being generated by GSK’s on-site solar panels. More information can be found here. (6)

●	Performance metrics related to environment are updated annually with related details in GSK’s ESG Performance Report 2023 on page 18.

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

●	Performance metrics related to diversity, equity and inclusion are updated annually with related details in GSK’s ESG Performance Report 2023 on page 26.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK’s ESG Performance Report 2023 on page 30.

Product governance
Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK’s ESG Performance Report 2023 on page 35.

ESG rating performance

Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	79	84	2nd in the pharmaceutical industry group; current score updated July 2024.
Access to Medicines Index	4.06	4.23	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from Nov 2022
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated Nov 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated February 2024 (for supplier engagement, March 2023)
CDP Water Security	A-	B
CDP Forests (palm oil)	B	A-
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	15.4	16.7	2nd percentile in pharma subindustry group; lower score represents lower risk. Current ranking updated May 2024
MSCI	AA	AA	Last rating action date: September 2023
Moody’s ESG solutions	62	61	Current score updated August 2023
ISS Corporate Rating	B+	B+	Current score updated June 2023
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated Jan 2024

Footnotes:

(1)	https://www.gsk.com/media/11009/esg-performance-report-2023.pdf
(2)	https://www.gsk.com/en-gb/media/press-releases/brazil-and-thailand-become-first-malaria-endemic-countries-to-launch-new-single-dose-radical-cure-medicine/
(3)	https://viivhealthcare.com/hiv-news-and-media/news/press-releases/2024/april/mpp-10-years-anniversary/
(4)	https://www.theglobalfund.org/en/news/2024/2024-06-13-gender-equality-fund-announces-funding-partners/
(5)	https://www.gsk.com/en-gb/media/press-releases/gsk-to-become-a-founding-partner-of-fleming-initiative-to-fight-antimicrobial-resistance-amr/
(6)	https://www.gsk.com/media/11369/gsk-set-to-achieve-100-renewable-electricity-at-all-manufacturing-sites-in-singapore-from-2025.pdf

Total and Core results

Total reported results represent the Group’s overall performance.

GSK made one update to its reporting framework in Q1 2024 which is to change the description of Adjusted results to Core to align with European peers in the pharmaceutical industry but with no change to the basis or figures. In Q2 2024 an update was made to the definition of Core results to exclude amounts greater than £25 million from the foreign currency translation reserve which are reclassified to the income statement upon the liquidation of a subsidiary. There is no impact in the quarter or year to date from this adjusting item. There is no change to Total Results.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on page 60.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 20 and 23.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 84% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2023.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the six months ended 30 June 2024 were £605 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 84 and 85 of the Annual Report 2023.

Adjusting items

The reconciliations between Total results and Core results for Q2 2024 and Q2 2023 are set out below.

Three months ended 30 June 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, Significant legal and other items £m	Core results £m

Turnover	7,884						7,884
Cost of sales	(2,122)	180		41	19	5	(1,877)

Gross profit	5,762	180		41	19	5	6,007

Selling, general and administration	(2,465)			75	1	166	(2,223)
Research and development	(1,477)	13	47	2			(1,415)
Royalty income	144						144
Other operating income/(expense)	(318)			6	378	(66)	–

Operating profit	1,646	193	47	124	398	105	2,513

Net finance expense	(150)					2	(148)

Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)

Profit before taxation	1,495	193	47	124	398	107	2,364

Taxation	(191)	(43)	(11)	(34)	(121)	(23)	(423)
Tax rate %	12.8%						17.9%

Profit after taxation	1,304	150	36	90	277	84	1,941

Profit attributable to non-controlling interests	131				39		170

Profit attributable to shareholders	1,173	150	36	90	238	84	1,771

	1,304	150	36	90	277	84	1,941

Earnings per share	28.8p	3.7p	0.9p	2.2p	5.8p	2.0p	43.4p

Weighted average number of shares (millions)	4,079						4,079

Three months ended 30 June 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, Significant legal and other items £m	Core results £m

Turnover	7,178						7,178
Cost of sales	(1,932)	164		33		7	(1,728)

Gross profit	5,246	164		33		7	5,450

Selling, general and administration	(2,268)			11		66	(2,191)
Research and development	(1,341)	20	4	2			(1,315)
Royalty income	226						226
Other operating income/(expense)	278				(189)	(89)	–

Operating profit	2,141	184	4	46	(189)	(16)	2,170

Net finance expense	(152)			1		(1)	(152)
Share of after tax profit/(loss) of associates and joint ventures	(2)						(2)

Profit before taxation	1,987	184	4	47	(189)	(17)	2,016

Taxation	(242)	(40)	(1)	(11)	17	(38)	(315)
Tax rate %	12.2%						15.6%
Profit after taxation	1,745	144	3	36	(172)	(55)	1,701

Profit attributable to non-controlling interests	121				9		130
Profit attributable to shareholders	1,624	144	3	36	(181)	(55)	1,571
	1,745	144	3	36	(172)	(55)	1,701

Earnings per share	40.1p	3.5p	0.1p	0.9p	(4.5)p	(1.3)p	38.8p

Weighted average number of shares (millions)	4,053						4,053

Adjusting items Q2 2024

Major restructuring and integration

Total Major restructuring charges incurred in Q2 2024 were £124 million (Q2 2023: £46 million), analysed as follows:

	Q2 2024			Q2 2023

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	99	8	107	25	4	29
Significant acquisitions	16	1	17	15	1	16
Legacy programmes	–	–	–	2	(1)	1
	115	9	124	42	4	46

The Separation Preparation programme incurred cash charges of £99 million primarily from restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £8 million primarily reflected the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £398 million (Q2 2023: £189 million credit), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2024 £m	Q2 2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	228	(9)
ViiV Healthcare put options and Pfizer preferential dividends	4	(138)
Contingent consideration on former Novartis Vaccines business	132	(53)
Contingent consideration on acquisition of Affinivax	11	11
Other adjustments	23	–

Total transaction-related charges	398	(189)

The £228 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi by £124 million  from updated sales forecasts and exchange rates, and the unwind of the discount for £104 million. The £4 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £132 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £11 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to the unwind of the discount.

Divestments, Significant legal charges, and other items

Divestments, Significant legal charges, and other items included other net income of £66 million, which includes milestone income and a £16 million final dividend from Haleon as well as a fair value loss of £35 million on the investment in Haleon, which was sold in May 2024. Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation. Significant legal charges in the quarter primarily reflected prospective legal fees for the defence of the litigation relating to Zantac.

The reconciliations between Total results and Core results for H1 2024 and H1 2023 are set out below. Six months ended 30 June 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, Significant legal and other items £m	Core results £m

Turnover	15,247						15,247
Cost of sales	(4,092)	362		74	38	8	(3,610)

Gross profit	11,155	362		74	38	8	11,637

Selling, general and administration	(4,552)			92	1	257	(4,202)
Research and development	(2,911)	27	101	9			(2,774)
Royalty income	295						295
Other operating income/(expense)	(851)			6	1,063	(218)	–

Operating profit	3,136	389	101	181	1,102	47	4,956

Net finance expense	(284)					4	(280)
Share of after tax profit/(loss) of associates and joint venture	(2)						(2)

Profit before taxation	2,850	389	101	181	1,102	51	4,674

Taxation	(465)	(84)	(25)	(47)	(197)	(9)	(827)
Tax rate %	16.3%						17.7%

Profit after taxation	2,385	305	76	134	905	42	3,847

Profit attributable to non-controlling interests	166				158		324

Profit attributable to shareholders	2,219	305	76	134	747	42	3,523

	2,385	305	76	134	905	42	3,847

Earnings per share	54.5p	7.5p	1.9p	3.3p	18.3p	1.0p	86.5p

Weighted average number of shares (millions)	4,074						4,074

Six months ended 30 June 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, Significant legal and other items £m	Core results £m

Turnover	14,129						14,129
Cost of sales	(3,875)	315		68		12	(3,480)

Gross profit	10,254	315		68		12	10,649

Selling, general and administration	(4,411)			80		75	(4,256)
Research and development	(2,601)	38	20	6			(2,537)
Royalty income	406						406
Other operating income/(expense)	575				(460)	(115)	–

Operating profit	4,223	353	20	154	(460)	(28)	4,262

Net finance expense	(326)			1		3	(322)
Share of after tax profit/(loss) of associates and joint ventures	(4)						(4)
Profit/(loss) on disposal of interest in associates	1					(1)	–

Profit before taxation	3,894	353	20	155	(460)	(26)	3,936

Taxation	(518)	(76)	(5)	(33)	32	(18)	(618)
Tax rate %	13.3%						15.7%

Profit after taxation	3,376	277	15	122	(428)	(44)	3,318

Profit attributable to non-controlling interests	262				(11)		251
Profit attributable to shareholders	3,114	277	15	122	(417)	(44)	3,067

	3,376	277	15	122	(428)	(44)	3,318
Earnings per share	76.9p	6.8p	0.4p	3.0p	(10.3)p	(1.0)p	75.8p
Weighted average number of shares (millions)	4,048						4,048

Adjusting items H1 2024

Major restructuring and integration

Total Major restructuring charges incurred in H1 2024 were £181 million (H1 2023: £154 million), analysed as follows:

	H1 2024			H1 2023

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	127	16	143	62	51	113
Significant acquisitions	35	1	36	36	2	38
Legacy programmes	2	–	2	2	1	3
	164	17	181	100	54	154

The Separation Preparation programme incurred cash charges of £127 million primarily from the restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £16 million primarily reflected the write-down of assets in manufacturing locations.

The programme is now largely complete and has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with slightly higher cash charges of £1.7 billion but lower non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, Bellus Health Inc. (Bellus) acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Transaction-related adjustments
Transaction-related adjustments resulted in a net charge of £1,102 million (H1 2023: £460 million net credit), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2024 £m	H1 2023 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	814	(73)
ViiV Healthcare put options and Pfizer preferential dividends	70	(243)
Contingent consideration on former Novartis Vaccines business	160	(122)
Contingent consideration on acquisition of Affinivax	16	(22)
Other adjustments	42	-

Total transaction-related charges	1,102	(460)

The £814 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £603 million from updated future sales forecasts and exchange rates, and the unwind of the discount for £211 million. The £70 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated sales forecasts.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 19.

The £160 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

The £16 million charge relating to the contingent consideration on the acquisition of Affinivax primarily relates to the unwind of the discount.

Divestments, Significant legal charges, and other items
Divestments, Significant legal charges, and other items primarily included £218 million of other net income from milestones and dividends related to investments, including a £16 million final dividend received from the investment in Haleon, as well as a fair value gain of £22 million on the investment in Haleon, which was sold in May 2024. Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation. Significant legal charges in the year primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal fees for the defence of the litigation.

Financial information
Income statement

	Q2 2024 £m	Q2 2023 £m	H1 2024 £m	H1 2023 £m

TURNOVER	7,884	7,178	15,247	14,129

Cost of sales	(2,122)	(1,932)	(4,092)	(3,875)
Gross profit	5,762	5,246	11,155	10,254

Selling, general and administration	(2,465)	(2,268)	(4,552)	(4,411)
Research and development	(1,477)	(1,341)	(2,911)	(2,601)
Royalty income	144	226	295	406
Other operating income/(expense)	(318)	278	(851)	575

OPERATING PROFIT	1,646	2,141	3,136	4,223

Finance income	24	33	56	62
Finance expense	(174)	(185)	(340)	(388)
Share of after tax profit/(loss) of associates and joint ventures	(1)	(2)	(2)	(4)
Profit/(loss) on disposal of interests in associates and joint ventures	–	–	–	1

PROFIT BEFORE TAXATION	1,495	1,987	2,850	3,894

Taxation	(191)	(242)	(465)	(518)
Tax rate %	12.8%	12.2%	16.3%	13.3%

PROFIT AFTER TAXATION	1,304	1,745	2,385	3,376

Profit attributable to non-controlling interests	131	121	166	262
Profit attributable to shareholders	1,173	1,624	2,219	3,114
	1,304	1,745	2,385	3,376

EARNINGS PER SHARE	28.8p	40.1p	54.5p	76.9p

Diluted earnings per share	28.5p	39.7p	53.9p	76.2p

Statement of comprehensive income

	Q2 2024 £m	Q2 2023 £m	H1 2024 £m	H1 2023 £m

Total profit for the period	1,304	1,745	2,385	3,376

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(21)	(80)	(211)	7
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	1	(10)	1	(13)
Fair value movements on cash flow hedges	–	1	–	1
Deferred tax on fair value movements on cash flow hedges	–	(1)	–	(1)
Reclassification of cash flow hedges to income statement	–	2	2	3

	(20)	(88)	(208)	(3)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	4	(8)	7	(22)
Fair value movements on equity investments	(159)	51	(81)	(117)
Tax on fair value movements on equity investments	18	(5)	3	17
Fair value movements on cash flow hedges	(2)	(34)	(1)	(34)
Remeasurement gains/(losses) on defined benefit plans	135	(300)	181	50
Tax on remeasurement losses/(gains) on defined benefit plans	(32)	79	(42)	(8)

	(36)	(217)	67	(114)

Other comprehensive income/(expense) for the period	(56)	(305)	(141)	(117)

Total comprehensive income for the period	1,248	1,440	2,244	3,259

Total comprehensive income for the period attributable to:
Shareholders	1,113	1,327	2,071	3,019
Non-controlling interests	135	113	173	240

	1,248	1,440	2,244	3,259

Balance sheet

	30 June 2024 £m	31 December 2023 £m
ASSETS
Non-current assets
Property, plant and equipment	8,982	9,020
Right of use assets	841	937
Goodwill	6,960	6,811
Other intangible assets	15,473	14,768
Investments in associates and joint ventures	53	55
Other investments	1,099	1,137
Deferred tax assets	6,166	6,049
Other non-current assets	1,728	1,584

Total non-current assets	41,302	40,361

Current assets
Inventories	5,859	5,498
Current tax recoverable	519	373
Trade and other receivables	7,259	7,385
Derivative financial instruments	84	130
Current equity investments	–	2,204
Liquid investments	21	42
Cash and cash equivalents	2,962	2,936
Assets held for sale	60	76

Total current assets	16,764	18,644

TOTAL ASSETS	58,066	59,005

LIABILITIES
Current liabilities
Short-term borrowings	(3,366)	(2,813)
Contingent consideration liabilities	(1,095)	(1,053)
Trade and other payables	(14,245)	(15,844)
Derivative financial instruments	(103)	(114)
Current tax payable	(731)	(500)
Short-term provisions	(805)	(744)

Total current liabilities	(20,345)	(21,068)

Non-current liabilities
Long-term borrowings	(13,577)	(15,205)
Corporation tax payable	(104)	(75)
Deferred tax liabilities	(290)	(311)
Pensions and other post-employment benefits	(2,243)	(2,340)
Other provisions	(567)	(495)
Contingent consideration liabilities	(6,043)	(5,609)
Other non-current liabilities	(1,127)	(1,107)

Total non-current liabilities	(23,951)	(25,142)

TOTAL LIABILITIES	(44,296)	(46,210)

NET ASSETS	13,770	12,795

EQUITY
Share capital	1,348	1,348
Share premium account	3,472	3,451
Retained earnings	8,583	7,239
Other reserves	969	1,309

Shareholders’ equity	14,372	13,347

Non-controlling interests	(602)	(552)

TOTAL EQUITY	13,770	12,795

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the period			2,219		2,219	166	2,385
Other comprehensive income/(expense) for the period			(69)	(79)	(148)	7	(141)

Total comprehensive income/(expense) for the period			2,150	(79)	2,071	173	2,244

Distributions to non-controlling interests						(219)	(219)
Dividends to shareholders			(1,220)		(1,220)		(1,220)
Realised after tax losses on disposal or liquidation of equity investments			(46)	46			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued		19			19		19
Write-down on shares held by ESOP Trusts			(204)	204			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			155		155		155
Contributions from non-controlling interests						1	1
Changes to non-controlling interests					–	(5)	(5)
At 30 June 2024	1,348	3,472	8,583	969	14,372	(602)	13,770

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Profit for the period			3,114	–	3,114	262	3,376
Other comprehensive income/(expense) for the period			15	(110)	(95)	(22)	(117)

Total comprehensive income/(expense) for the period			3,129	(110)	3,019	240	3,259

Distributions to non-controlling interests						(277)	(277)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(1,112)		(1,112)		(1,112)
Realised after tax losses on disposal or liquidation of equity investments			(9)	9			–
Share of associates and joint ventures realised profits on disposal of equity investments			2	(2)			–
Share issued	1	8			9		9
Write-down of shares held by ESOP Trusts			(101)	101			–
Shares acquired by ESOP Trusts		2	1	(3)			–
Share-based incentive plans			145		145		145
Hedging gain/(loss) after taxation transferred to non-financial assets				32	32		32
At 30 June 2023	1,348	3,450	6,418	1,475	12,691	(532)	12,159

Cash flow statement six months ended 30 June 2024

	H1 2024 £m	H1 2023 £m
Profit after tax	2,385	3,376
Tax on profits	465	518
Share of after tax loss/(profit) of associates and joint ventures	2	4
(Profit)/loss on disposal of interest in associates and joint ventures	–	(1)
Net finance expense	284	326
Depreciation, amortisation and other adjusting items	1,188	1,092
(Increase)/decrease in working capital	(955)	(1,237)
Contingent consideration paid	(619)	(575)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	26	(1,596)
Cash generated from operations	2,776	1,907
Taxation paid	(705)	(547)
Total net cash inflow/(outflow) from operating activities	2,071	1,360

Cash flow from investing activities
Purchase of property, plant and equipment	(550)	(529)
Proceeds from sale of property, plant and equipment	3	10
Purchase of intangible assets	(455)	(535)
Proceeds from sale of intangible assets	28	12
Purchase of equity investments	(47)	(59)
Proceeds from sale of equity investments	2,296	809
Purchase of businesses, net of cash acquired	(748)	(1,399)
Investment in joint ventures and associates	(3)	–
Contingent consideration paid	(7)	(4)
Disposal of businesses	(10)	58
Interest received	61	62
(Increase)/decrease in liquid investments	22	–
Dividends from joint ventures and associates	15	1
Dividend and distributions from investments	16	201
Proceeds from disposal of associates and Joint ventures	–	1
Total net cash inflow/(outflow) from investing activities	621	(1,372)

Cash flow from financing activities
Issue of share capital	19	9
Repayment of long-term loans	–	(150)
Repayment of short-term loans	(788)	(653)
Net increase/(repayment) of other short-term loans	(74)	2,247
Repayment of lease liabilities	(114)	(94)
Interest paid	(342)	(448)
Dividends paid to shareholders	(1,220)	(1,112)
Distribution to non-controlling interests	(207)	(277)
Contributions from non-controlling interests	1	7
Other financing items	81	184
Total net cash inflow/(outflow) from financing activities	(2,644)	(287)
Increase/(decrease) in cash and bank overdrafts in the period	48	(299)
Cash and bank overdrafts at beginning of the period	2,858	3,425
Exchange adjustments	(27)	(88)
Increase/(decrease) in cash and bank overdrafts	48	(299)
Cash and bank overdrafts at end of the period	2,879	3,038
Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	2,962	3,140
Overdrafts	(83)	(102)
	2,879	3,038

Sales tables

Vaccines turnover –  three months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	832	(5)	(4)	301	(36)	(36)	244	–	2	287	75	80
Shingrix	832	(5)	(4)	301	(36)	(36)	244	–	2	287	75	80
Meningitis	323	21	24	143	19	21	116	10	12	64	56	63
Bexsero	232	20	23	85	23	26	113	11	13	34	48	57
Menveo	84	27	30	58	14	14	2	–	–	24	85	100
Other	7	17	–	–	–	–	1	–	–	6	20	–
RSV	62	–	–	56	–	–	–	–	–	6	–	–
Arexvy	62	–	–	56	–	–	–	–	–	6	–	–
Influenza	7	(70)	(65)	(1)	>(100)	>(100)	(1)	>(100)	>(100)	9	(61)	(61)
Fluarix, FluLaval	7	(70)	(65)	(1)	>(100)	>(100)	(1)	>(100)	>(100)	9	(61)	(61)
Established Vaccines	775	(5)	(2)	266	(14)	(13)	178	(6)	(4)	331	5	10
Infanrix, Pediarix	94	11	14	24	(29)	(32)	29	45	50	41	32	42
Boostrix	183	12	13	111	10	11	36	12	16	36	16	19
Hepatitis	163	3	4	92	11	13	46	–	–	25	(14)	(14)
Rotarix	124	(33)	(30)	28	(64)	(64)	30	7	7	66	(15)	(9)
Synflorix	62	(18)	(16)	–	–	–	1	(91)	(91)	61	(6)	(3)
Priorix, Priorix Tetra, Varilrix	79	46	50	8	60	80	32	7	7	39	>100	>100
Cervarix	16	(69)	(69)	–	–	–	3	(84)	(84)	13	(61)	(61)
Other	54	38	44	3	(63)	(63)	1	(67)	(33)	50	79	82
Vaccines excluding COVID-19 solutions	1,999	1	3	765	(15)	(14)	537	–	2	697	29	33
Pandemic vaccines	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Pandemic adjuvant	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Vaccines	1,999	(1)	1	765	(15)	(14)	537	(4)	(2)	697	24	29

Vaccines turnover – six months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	1,777	4	7	771	(21)	(19)	473	4	5	533	94	>100
Shingrix	1,777	4	7	771	(21)	(19)	473	4	5	533	94	>100
Meningitis	622	14	17	264	10	13	217	(1)	1	141	62	69
Bexsero	449	9	12	157	10	13	211	–	2	81	42	47
Menveo	164	31	35	107	11	14	4	(33)	(33)	53	>100	>100
Other	9	–	–	–	–	–	2	–	–	7	–	–
RSV	244	–	–	210	–	–	1	–	–	33	–	–
Arexvy	244	–	–	210	–	–	1	–	–	33	–	–
Influenza	20	(43)	(40)	1	–	>100	(1)	>(100)	>(100)	20	(41)	(41)
Fluarix, FluLaval	20	(43)	(40)	1	–	>100	(1)	>(100)	>(100)	20	(41)	(41)
Established Vaccines	1,613	(1)	2	597	(10)	(8)	356	(7)	(5)	660	13	18
Infanrix, Pediarix	239	(9)	(6)	111	(22)	(20)	60	13	15	68	1	7
Boostrix	321	6	9	196	2	4	69	10	13	56	19	21
Hepatitis	338	3	5	183	1	4	97	5	7	58	5	9
Rotarix	278	(14)	(10)	85	(32)	(30)	59	(3)	(2)	134	(1)	5
Synflorix	107	(22)	(20)	–	–	–	3	(84)	(84)	104	(13)	(9)
Priorix, Priorix Tetra, Varilrix	157	47	51	14	>100	>100	61	(3)	(2)	82	>100	>100
Cervarix	48	(39)	(37)	–	–	–	7	(75)	(75)	41	(20)	(16)
Other	125	42	45	8	(43)	(50)	–	(100)	(100)	117	65	70
Vaccines excluding COVID-19 solutions	4,276	9	12	1,843	(2)	–	1,046	(1)	1	1,387	42	48
Pandemic vaccines	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Pandemic adjuvant	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Vaccines	4,276	5	8	1,843	(2)	–	1,046	(12)	(10)	1,387	39	45

Specialty Medicines turnover – three months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,757	11	13	1,191	13	15	382	7	8	184	11	13
Dolutegravir products	1,391	5	7	881	4	6	339	4	6	171	11	13
Tivicay	318	(6)	(6)	193	(9)	(7)	66	(4)	(3)	59	(2)	(5)
Triumeq	346	(12)	(10)	241	(11)	(9)	61	(18)	(16)	44	(8)	(4)
Juluca	176	8	10	141	12	13	32	(6)	(3)	3	–	33
Dovato	551	28	30	306	29	31	180	21	23	65	51	56
Rukobia	38	41	44	36	44	48	2	>100	>100	–	(100)	(100)
Cabenuva	245	39	42	204	38	40	36	44	44	5	67	>100
Apretude	72	100	>100	69	92	94	–	–	–	3	–	–
Other	11	(31)	(37)	1	(50)	(50)	5	(17)	(17)	5	(37)	(50)
Respiratory/Immunology and Other	911	15	18	637	15	17	138	19	21	136	11	22
Nucala	482	14	17	287	12	14	112	18	20	83	14	23
Benlysta	418	17	20	350	18	20	30	20	20	38	6	14
Other	11	10	30	–	(100)	>(100)	(4)	–	–	15	15	38
Oncology	356	>100	>100	251	>100	>100	86	15	17	19	>100	>100
Zejula	165	41	44	88	73	76	61	7	9	16	78	78
Blenrep	(2)	>(100)	>(100)	(2)	–	–	–	(100)	(91)	–	–	–
Jemperli	108	>100	>100	88	>100	>100	17	>100	>100	3	>100	>100
Ojjaara/Omjjara	85	–	–	77	–	–	8	–	–	–	–	–
Specialty Medicines excluding COVID-19 solutions	3,024	20	22	2,079	24	26	606	10	12	339	14	20
Pandemic	–	(100)	(100)	–	100	100	–	(100)	(100)	–	–	–
Xevudy	–	(100)	(100)	–	100	100	–	(100)	(100)	–	–	–
Specialty Medicines	3,024	20	22	2,079	24	26	606	10	12	339	14	20

Specialty Medicines turnover – six months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	3,370	11	14	2,222	13	16	746	6	8	402	8	14
Dolutegravir products	2,695	4	6	1,653	3	6	663	3	5	379	8	14
Tivicay	672	(4)	(1)	379	(4)	(2)	130	(4)	(2)	163	(2)	4
Triumeq	656	(14)	(12)	452	(13)	(11)	120	(19)	(18)	84	(14)	(10)
Juluca	333	6	9	263	11	14	64	(7)	(4)	6	(14)	–
Dovato	1,034	25	29	559	23	27	349	20	22	126	56	64
Rukobia	71	37	40	67	40	44	4	33	33	–	(100)	>(100)
Cabenuva	458	51	55	375	49	53	71	58	60	12	71	86
Apretude	126	>100	>100	123	>100	>100	–	–	–	3	–	–
Other	20	(35)	(32)	4	(56)	(44)	8	(27)	(27)	8	(27)	(27)
Respiratory/Immunology and Other	1,546	11	15	1,015	7	10	270	21	23	261	18	29
Nucala	856	11	15	467	5	8	221	20	23	168	18	30
Benlysta	678	11	15	548	9	12	57	19	21	73	18	27
Other	12	9	27	–	>(100)	>(100)	(8)	–	(12)	20	11	28
Oncology	629	>100	>100	437	>100	>100	161	10	12	31	72	72
Zejula	306	32	35	160	58	63	119	6	8	27	50	50
Blenrep	(2)	>(100)	>(100)	(3)	(50)	(50)	1	(95)	(91)	–	–	–
Jemperli	188	>100	>100	153	>100	>100	31	>100	>100	4	>100	>100
Ojjaara/Omjjara	137	–	–	127	–	–	10	–	–	–	–	–
Specialty Medicines excluding COVID-19 solutions	5,545	17	21	3,674	21	24	1,177	9	11	694	14	21
Pandemic	1	(97)	(97)	–	100	100	–	(100)	(100)	1	(97)	(97)
Xevudy	1	(97)	(97)	–	100	100	–	(100)	(100)	1	(97)	(97)
Specialty Medicines	5,546	17	20	3,674	21	24	1,177	9	11	695	8	16

General Medicines turnover – three months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	2,065	15	18	1,229	29	32	356	1	3	480	(2)	4
Anoro Ellipta	160	14	17	81	17	19	56	17	19	23	–	9
Flixotide/Flovent	132	38	41	91	72	75	18	6	–	23	(12)	(4)
Relvar/Breo Ellipta	281	(2)	1	115	(5)	(2)	92	–	2	74	(1)	4
Seretide/Advair	298	(7)	(5)	120	(4)	(2)	55	(15)	(14)	123	(7)	(3)
Trelegy Ellipta	842	38	41	667	45	48	76	13	15	99	19	28
Ventolin	188	10	13	100	15	16	26	30	30	62	(3)	3
Other Respiratory	164	–	4	55	62	59	33	(21)	(19)	76	(14)	(6)
Other General Medicines	796	(5)	(1)	74	(10)	(6)	173	(6)	(5)	549	(5)	2
Augmentin	142	6	10	–	–	–	41	2	2	101	7	14
Lamictal	109	(5)	(2)	49	(13)	(11)	26	(4)	(4)	34	6	16
Other "Other General Medicines"	545	(8)	(3)	25	(4)	4	106	(9)	(8)	414	(8)	(2)
General Medicines	2,861	9	12	1,303	26	29	529	(1)	–	1,029	(3)	3

General Medicines turnover – six months ended 30 June 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	3,790	6	10	2,092	17	20	717	(1)	1	981	(7)	–
Anoro Ellipta	279	7	10	125	4	7	108	15	17	46	–	7
Flixotide/Flovent	271	7	10	186	17	20	36	(5)	(5)	49	(12)	(7)
Relvar/Breo Ellipta	551	(2)	2	214	(3)	–	190	–	2	147	(3)	6
Seretide/Advair	580	(12)	(9)	212	(13)	(11)	116	(15)	(13)	252	(10)	(5)
Trelegy Ellipta	1,433	33	38	1,092	39	42	151	13	14	190	23	34
Ventolin	356	(5)	(2)	186	(5)	(2)	51	6	8	119	(11)	(6)
Other Respiratory	320	(14)	(9)	77	43	44	65	(22)	(20)	178	(24)	(18)
Other General Medicines	1,635	(6)	(2)	127	(27)	(25)	353	(4)	(2)	1,155	(4)	2
Augmentin	328	5	10	–	–	–	95	(1)	–	233	8	15
Lamictal	210	(14)	(11)	86	(30)	(28)	54	(2)	–	70	4	12
Other "Other General Medicines"	1,097	(8)	(3)	41	(21)	(17)	204	(6)	(4)	852	(8)	(2)
General Medicines	5,425	2	6	2,219	13	16	1,070	(2)	–	2,136	(6)	1

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 June 2024	7,884	10	13	4,147	15	17	1,672	2	3	2,065	7	13
Six months ended 30 June 2024	15,247	8	12	7,736	12	15	3,293	(2)	–	4,218	8	15

Commercial Operations turnover excluding COVID-19 solutions
	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Three months ended 30 June 2024	7,884	10	13	4,147	15	17	1,672	3	5	2,065	8	14
Six months ended 30 June 2024	15,246	9	13	7,736	12	15	3,293	2	4	4,217	10	16

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment
	Q2 2024 £m	Q2 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	7,884	7,178	10	13

Operating profit by segment
	Q2 2024 £m	Q2 2023 £m	Growth £%	Growth CER%

Commercial Operations	3,962	3,481	14	17
Research and Development	(1,413)	(1,273)	11	13

Segment profit	2,549	2,208	15	19
Corporate and other unallocated costs	(36)	(38)

Core operating profit	2,513	2,170	16	18
Adjusting items	(867)	(29)

Total operating profit	1,646	2,141	(23)	(22)

Finance income	24	33
Finance costs	(174)	(185)
Share of after tax profit/(loss) of associates and joint ventures	(1)	(2)

Profit before taxation	1,495	1,987	(25)	(23)

Commercial Operations Core operating profit of £3,962 million grew in the quarter driven by sales growth and  favourable product and regional mix as well as price benefits from channel mix and adjustments to returns and rebates in the US, partly offset by disciplined investment in growth assets and lower royalty income.

The R&D segment operating expenses of £1,413 million, grew in the quarter driven by late-stage investment in Vaccines, Respiratory/Immunology and Infectious Diseases, including pneumococcal and mRNA programmes, and camlipixant for refractory chronic cough (RCC).  This was partly offset by decreases related to the completion of late-stage clinical development programmes including RSV and momelotinib, and reduced investment in Zejula.

Turnover by segment
	H1 2024 £m	H1 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	15,247	14,129	8	12

Operating profit by segment
	H1 2024 £m	H1 2023 £m	Growth £%	Growth CER%

Commercial Operations	7,817	6,856	14	19
Research and Development	(2,721)	(2,505)	9	11

Segment profit	5,096	4,351	17	23
Corporate and other unallocated costs	(140)	(89)

Core operating profit	4,956	4,262	16	22
Adjusting items	(1,820)	(39)

Total operating profit	3,136	4,223	(26)	(20)

Finance income	56	62
Finance costs	(340)	(388)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(4)
Profit/(loss) on disposal of associates and joint ventures	–	1

Profit before taxation	2,850	3,894	(27)	(21)

Commercial Operations Core operating profit of £7,817 million grew in H1 2024 driven by continued leverage from strong sales and favourable product and regional mix, and a reversal of the Zejula royalty dispute legal provision in Q1 2024, partly offset by disciplined investment in growth assets and lower royalty income.

The R&D segment operating expenses of £2,721 million, grew in H1 2024 driven by late-stage investment in Vaccines, Respiratory/Immunology and Infectious Diseases, including pneumococcal and mRNA programmes, and camlipixant for refractory chronic cough (RCC).  This was partly offset by decreases related to the completion of late-stage clinical development programmes including RSV and momelotinib, and reduced investment in Zejula.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2023. At 30 June 2024, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10) was £454 million (31 December 2023: £267 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q1 2024 results:

Product Liability

Zantac

On 31 May 2024, the Delaware Superior Court issued its Daubert decision allowing Plaintiffs to present expert evidence of general causation on all ten cancer types to a jury. Defendants filed a request with the Superior Court to certify an interlocutory appeal to the Delaware Supreme Court, which the Superior Court denied on 1 July 2024. Defendants filed a direct appeal to the Delaware Supreme Court on 28 June 2024. The Supreme Court has discretion as to whether to accept the appeal. The Superior Court’s decision relates only to the admissibility of evidence and not to the determination of liability or to the merits of the underlying claims.

In the Illinois state proceedings, on 23 May 2024, the jury returned a verdict in GSK’s favour in the first case to go to trial (Valadez, a case alleging colorectal cancer). Prior to this verdict, the court rejected the Plaintiff’s ability to request punitive damages. The next case that was scheduled for trial (Williams, a case alleging lung cancer) was dismissed before trial on the basis that GSK was not the brand manufacturer of over-the-counter Zantac at the time the Plaintiff allegedly used it and should not be liable for any subsequent use of over-the-counter Zantac. Kasza (a case alleging breast cancer) was dismissed with prejudice by the Plaintiff on 7 June 2024 following the first day of jury selection. GSK resolved Gross (a case alleging prostate cancer) on 28 June 2024 and Kimbrow (a case alleging prostate cancer) on 29 July 2024.  GSK did not admit any liability in either settlement and both cases will be dismissed as to GSK.  The trial in Joiner (a case alleging colorectal cancer) began on 16 July 2024 and Dixon (a case alleging prostate cancer) is scheduled to begin trial on 5 September 2024.  The Court recently granted Plaintiffs’ motion to consolidate three cases (Seilhymer, Snider and Goode) for trial beginning on 18 November 2024. Additional cases have been set for trial in 2025.

In the California Judicial Council Coordination Proceedings (JCCP), Plaintiffs have filed an Amended Master Complaint alleging new theories of liability. A Sargon hearing is scheduled in Russell (a case alleging bladder cancer) on 14 August 2024 and trial will begin on 30 September 2024. The seven other bellwether cases have been given trial transfer dates of December 2024 with the expectation that they will be set for trial in January 2025.

Trial dates have also been set in other state courts as follows: Florida (Wilson, a case alleging prostate cancer, 23 September 2024, with a Daubert hearing scheduled for 2 August 2024); Texas (Heald, a case alleging bladder cancer, 21 October 2024); Pennsylvania (February, August, October 2025); and Nevada (28 September 2026).

The trial date in the Mayor & City of Baltimore action, which was scheduled for June 2025, has been moved by agreement of the parties to begin in June 2026.

On 17 May 2024, GSK was served with a qui tam complaint filed by Valisure. The action was originally filed in September 2019 and alleges claims under the False Claims Act. The action remained under seal until 11 March 2024 when the Department of Justice (DOJ) formally declined to intervene and pursue the case. DOJ’s declination did not terminate the action and Valisure is still pursuing those claims.

The scientific consensus remains that there is no consistent or reliable evidence that Zantac increases the risk of any cancer. GSK will continue to vigorously defend itself against all claims and manage this litigation in the best interests of the company and shareholders.

Given the current stage of the proceedings, GSK cannot meaningfully assess what liability, if any, it may have, nor can it meaningfully assess the liability of other parties under relevant indemnification provisions.

Commercial and corporate

Zejula Royalty Dispute

On 9 February 2024, the UK Court of Appeal ruled in the Group’s favour, overturning the trial court’s judgement and determining that only Zejula sales for uses falling within the licensed patents could be deemed royalty-bearing. AstraZeneca requested permission to appeal and on 28 May 2024, the UK Supreme Court rejected AstraZeneca’s request. The appropriate quantum of royalties following the Court of Appeal’s judgement may be the subject of further proceedings.

Returns to shareholders

Quarterly dividends

The Board has declared a second interim dividend for Q2 2024 of 15p per share (Q2 2023: 14p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 15p for Q2 2024 and expects to declare a dividend of 60p per share for full year 2024. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 8 October 2024. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend and record dates will be 16 August 2024 with a payment date of 10 October 2024.

	Paid/ Payable	Pence per share	£m

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612

2023
First interim	13 July 2023	14	567
Second interim	12 October 2023	14	568
Third interim	11 January 2024	14	568
Fourth interim	11 April 2024	16	652

		58	2,355

Share capital in issue

At 30 June 2024, 4,079 million shares (Q2 2023: 4,053 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. The company issued 0.2 million shares under employee share schemes in the quarter for proceeds of £1 million (Q2 2023: £1 million).

At 30 June 2024, the ESOP Trusts held 66.1 million shares of GSK shares, of which 65.8 million were held for the future exercise of share options and share awards and 0.3 million were held for the Executive Supplemental Savings plan. The carrying value of £546 million has been deducted from other reserves. The market value of these shares was £1,011 million.

At 30 June 2024, the company held 169 million Treasury shares at a cost of  £2,958 million  which has been deducted from retained earnings.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares
	Q2 2024 millions	Q2 2023 millions

Weighted average number of shares – basic	4,079	4,053
Dilutive effect of share options and share awards	43	40

Weighted average number of shares – diluted	4,122	4,093

Weighted average number of shares
	H1 2024 millions	H1 2023 millions

Weighted average number of shares – basic	4,074	4,048
Dilutive effect of share options and share awards	43	41

Weighted average number of shares – diluted	4,117	4,089

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2024 and should be read in conjunction with the Annual Report 2023, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2023.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2023.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2023 were published in the Annual Report 2023, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2024	Q2 2023	H1 2024	H1 2023	2023

Average rates:
US$/£	1.26	1.25	1.27	1.23	1.24
Euro/£	1.17	1.15	1.17	1.14	1.15
Yen/£	198	173	193	168	175

Period-end rates:
US$/£	1.27	1.26	1.27	1.26	1.27
Euro/£	1.18	1.17	1.18	1.17	1.15
Yen/£	203	183	203	183	180

Contingent liabilities

There were contingent liabilities at 30 June 2024 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 38 and pages 263 to 266 of the 2023 Annual Report.

Net assets

The book value of net assets increased by £975 million from £12,795 million at 31 December 2023 to £13,770 million at 30 June 2024. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 30 June 2024, the net deficit on the Group’s pension plans was £597 million compared with £764 million at 31 December 2023. This decrease in the net deficit is primarily due to increases in the UK and US discount rates, partially offset by lower UK asset values and an increase to the US cash balance credit rate.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £918 million (31 December 2023: £848 million).

Contingent consideration amounted to £7,138 million at 30 June 2024 (31 December 2023: £6,662 million), of which £5,927 million (31 December 2023: £5,718 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £566 million (31 December 2023: £424 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition, £536 million (31 December 2023: £516 million) represented the estimated present value of contingent consideration payable to Affinivax, and £98 million (31 December 2023: £nil) represented the estimated present value of contingent consideration payable in relation to the Aiolos acquisition. Of the contingent consideration payable to Shionogi at 30 June 2024, £1,048 million (31 December 2023: £1,017 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

H1 2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	814	998
Cash payments: operating cash flows	(605)	(619)
Cash payments: investing activities	–	(7)

Contingent consideration at end of the period	5,927	7,138

H1 2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	(73)	(262)
Cash payments: operating cash flows	(565)	(575)
Cash payments: investing activities	–	(4)

Contingent consideration at end of the period	5,252	6,227

Business acquisitions

On 9 January 2024, GSK announced it had entered into an agreement to acquire 100% of Aiolos Bio, Inc. (Aiolos), a clinical stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a total consideration of US$1,004 million (£800 million) as adjusted for working capital acquired paid upon closing and up to US$400 million (£319 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$120 million  (£96 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui). The acquisition completed on 14 February 2024. The values in the table below are provisional and subject to change.

Goodwill of £191 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	886
Cash and cash equivalents	23
Other net liabilities	(16)
Deferred tax liabilities	(188)

705
Goodwill	191

Total consideration	896

Of the £896 million consideration, £121 million was unpaid as at 30 June 2024 of which £96 million relates to the contingent consideration.

On 6 June 2024, GSK announced that it had acquired Elsie Biotechnologies, a San Diego-based private biotechnology company dedicated to unlocking the full potential of oligonucleotide therapeutics, for a total cash consideration of up to US$51 million (approximately £40 million). The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement is not subject to closing conditions and the acquisition has been completed.

Net debt information

Reconciliation of cash flow to movements in net debt

	H1 2024 £m	H1 2023 £m

Total Net debt at beginning of the period	(15,040)	(17,197)

Increase/(decrease) in cash and bank overdrafts	48	(299)
Increase/(decrease) in liquid investments	(22)	–
Net (increase)/repayment of short-term loans	862	(1,594)
Repayment of long-term notes	–	150
Repayment of lease liabilities	114	94
Net debt of subsidiary undertakings acquired	–	49
Exchange adjustments	97	660
Other non-cash movements	(19)	(83)

(Increase)/decrease in net debt	1,080	(1,023)
Total Net debt at end of the period	(13,960)	(18,220)

Net debt analysis

	30 June 2024 £m	31 December 2023 £m

Liquid investments	21	42
Cash and cash equivalents	2,962	2,936
Short-term borrowings	(3,366)	(2,813)
Long-term borrowings	(13,577)	(15,205)

Total Net debt at the end of the period	(13,960)	(15,040)

Free cash flow reconciliation

	Q2 2024 £m	Q2 2023 £m	H1 2024 £m	H1 2023 £m

Net cash inflow/(outflow) from operating activities	1,113	1,307	2,071	1,360
Purchase of property, plant and equipment	(302)	(296)	(550)	(529)
Proceeds from sale of property, plant and equipment	2	3	3	10
Purchase of intangible assets	(140)	(239)	(455)	(535)
Proceeds from disposals of intangible assets	1	8	28	12
Net finance costs	(247)	(295)	(281)	(386)
Dividends from associates and joint ventures	15	–	15	1
Contingent consideration paid (reported in investing activities)	(4)	(3)	(7)	(4)
Distributions to non-controlling interests	(111)	(137)	(208)	(277)
Contributions from non-controlling interests	1	–	1	7

Free cash inflow/(outflow)	328	348	617	(341)

Post balance sheet event

GSK and CureVac N.V. announced on 3 July 2024 that they have restructured their existing collaboration into a new licensing agreement, allowing each company to prioritise investment and focus their respective mRNA development activities. GSK acquired the full rights to develop, manufacture and commercialise globally mRNA candidate vaccines for influenza and COVID-19, including combinations. CureVac will receive €400 million upfront and potentially up to an additional €1.05 billion in development, regulatory and sales milestone payments as well as tiered royalties; all previous financial considerations from the prior collaboration agreement are replaced.

Following completion of customary closing conditions, as well as certain antitrust and regulatory approvals, the deal was closed on 11 July 2024.

Related party transactions

Details of GSK’s related party transactions are disclosed on page 235 of our 2023 Annual Report.

Financial instruments fair value disclosures

The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used and the asset or liability is classified as Level 1. Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2024	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	667	–	194	861
Trade and other receivables	–	2,258	–	2,258
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and Other investments	–	–	238	238
Other non-current assets	–	–	16	16
Trade and other receivables	–	31	2	33
Held for trading derivatives that are not in a designated and effective hedging relationship	–	26	–	26
Cash and cash equivalents	1,338	–	–	1,338
Derivatives designated and effective as hedging instruments (FVTOCI)	–	58	–	58
	2,005	2,373	450	4,828

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(7,138)	(7,138)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(73)	–	(73)
Derivatives designated and effective as hedging instruments (FVTOCI)	–	(30)	–	(30)
	–	(103)	(7,138)	(7,241)

At 31 December 2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	741	–	190	931
Trade and other receivables	–	2,541	–	2,541
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and Other investments	2,204	–	206	2,410
Other non-current assets	–	–	18	18
Trade and other receivables	–	23	–	23
Held for trading derivatives that are not in a designated and effective hedging relationship	–	98	–	98
Cash and cash equivalents	994	–	–	994
Derivatives designated and effective as hedging instruments (FVTOCI)	–	32	–	32
	3,939	2,694	414	7,047

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	–	–	(6,662)	(6,662)
Held for trading derivatives that are not in a designated and effective hedging relationship	–	(78)	–	(78)
Derivatives designated and effective as hedging instruments (FVTOCI)	–	(36)	–	(36)
	–	(114)	(6,662)	(6,776)

Movements in the six months to 30 June 2024 and the six months to 30 June 2023 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m
At 1 January 2024	414	(6,662)
Gains/(losses) recognised in the income statement	22	(995)
Gains/(losses) recognised in other comprehensive income	(18)	–
Additions	50	(104)
Disposals and settlements	(18)	–
Payments in the period	–	626
Exchange adjustments	–	(3)
At 30 June 2024	450	(7,138)

At 1 January 2023	657	(7,068)
Gains/(losses) recognised in the income statement	(88)	262
Gains/(losses) recognised in other comprehensive income	(149)	–
Additions	30	–
Disposals and settlements	(17)	–
Transfer from Level 3	(8)	–
Payments in the period	–	579
Exchange adjustments	(24)	–
At 30 June 2023	401	(6,227)

Net losses of £973 million (H1 2023: £174 million net gains) reported in other operating income were attributable to Level 3 financial instruments held at the end of the period. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 30 June 2024 primarily included £5,927 million (31 December 2023: £5,718 million) of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture, £566 million (31 December 2023: £424 million) of contingent consideration for the acquisition of the Novartis Vaccines business in 2015 and £536 million (31 December 2023: £516 million) of contingent consideration payable for the acquisition of Affinivax in 2022. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies.

The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs and assumptions in the valuation models being future sales forecasts, probability of milestone success, the discount rate, the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2024.

The Shionogi-ViiV Healthcare contingent consideration liability is discounted at 8% (31 December 2023: 8%), the Affinivax contingent consideration liability is discounted at 9% (31 December 2023: 8.5%) and the Novartis Vaccines contingent consideration liability is discounted at 8% (31 December 2023: 7.5%) for commercialised products and at 9% (31 December 2023: 8.5%) for pipeline assets.

The Shionogi-ViiV Healthcare and Novartis Vaccines contingent consideration liabilities are calculated principally based on the forecast sales performance of specified products over the lives of those products.

The Affinivax contingent consideration is based upon two potential milestone payments, each of $0.6 billion (£0.5 billion) which will be paid if certain paediatric clinical development milestones are achieved

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

Increase/(decrease) in liability	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m
10% increase in sales forecasts*	588	83	N/A
15% increase in sales forecasts*	881	125	N/A
10% decrease in sales forecasts*	(586)	(83)	N/A
15% decrease in sales forecasts*	(879)	(124)	N/A
10% increase in probability of milestone success	N/A	20	78
10% decrease in probability of milestone success	N/A	(10)	(78)
1% increase in discount rate	(190)	(40)	(10)
1.5% increase in discount rate	(282)	(58)	(15)
1% decrease in discount rate	207	47	11
1.5% decrease in discount rate	315	73	16
10 cent appreciation of US Dollar	414	14	46
15 cent appreciation of US Dollar	648	22	72
10 cent depreciation of US Dollar	(352)	(12)	(39)
15 cent depreciation of US Dollar	(510)	(17)	(57)
10 cent appreciation of Euro	85	22	N/A
15 cent appreciation of Euro	131	35	N/A
10 cent depreciation of Euro	(70)	(19)	N/A
15 cent depreciation of Euro	(102)	(27)	N/A

*	The sales forecasts for the Shionogi-ViiV Healthcare contingent consideration are for ViiV Healthcare sales only.

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories.

The following methods and assumptions are used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Current equity investments and Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount, which is not materially different to the present value of future cash flows
●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds
●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2024		31 December 2023
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m
Bonds in a designated hedging relationship	(5,191)	(5,011)	(5,348)	(5,233)
Other bonds	(9,716)	(9,585)	(10,456)	(10,762)
	(14,907)	(14,596)	(15,804)	(15,995)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Receivables and payables, including put options over non-controlling interests carried at amortised cost - approximates to the carrying amount
●	Liquid investments - approximates to the carrying amount
●	Cash and cash equivalents carried at amortised cost - approximates to the carrying amount
●	Short-term loans, overdrafts and commercial paper - approximates to the carrying amount because of the short maturity of these instruments
●	Long-term loans (European and US Medium Term Notes) - based on quoted market prices (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans

Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £918 million (31 December 2023: £848 million). This reflects a number of assumptions around future sales, profit forecasts and the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2024.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in liability	ViiV Healthcare put option £m
10% increase in sales forecasts*	92
15% increase in sales forecasts*	138
10% decrease in sales forecasts*	(92)
15% decrease in sales forecasts*	(138)
1% increase in discount rate	(23)
1.5% increase in discount rate	(33)
1% decrease in discount rate	24
1.5% decrease in discount rate	36
10 cent appreciation of US Dollar	65
15 cent appreciation of US Dollar	103
10 cent depreciation of US Dollar	(56)
15 cent depreciation of US Dollar	(81)
10 cent appreciation of Euro	24
15 cent appreciation of Euro	37
10 cent depreciation of Euro	(20)
15 cent depreciation of Euro	(29)

*	The sales forecasts for the ViiV Healthcare put option are for the ViiV Healthcare sales only.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	18	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults (50-59 years of age at increased risk (AIR))
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis
Respiratory/Immunology (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES)

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer, head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer, glioblastoma
		●	belrestotug (anti-TIGIT) 1L non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer
Total vaccines and medicines in all phases of clinical development	70
Total projects in clinical development (inclusive of all phases and indications)	91

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

In June 2024, the US FDA approved Arexvy for the prevention of RSV in adults 50 to 59 years of age who are at increased risk. However, the US Advisory Committee on Immunization Practices postponed its vote for use in this population, requesting additional data. The Committee also recommended the use of Arexvy in all adults aged 75 and over and for adults aged 60-74 who are at increased risk from severe RSV disease, which was a change to the prior recommendation in adults aged 60 and older with shared clinical decision making.

In July 2024, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion recommending extending the vaccine’s approval for the prevention of RSV-LRTD from adults aged 60 and above to include adults aged 50-59 years at increased risk for RSV disease. This is one of the final steps prior to the extension of the marketing authorisation by the European Commission.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Complete; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023 Data anticipated: H2 2024	Complete
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Data anticipated: H2 2024	Active, not recruiting
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Data anticipated: H2 2024	Active, not recruiting
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024 Data anticipated: H2 2024	Recruiting
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adults participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Data anticipated: H2 2024	Recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB) that has been granted Fast Track designation by the US FDA for the treatment of CHB. To further expand development in novel sequential regimens, GSK has entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2026+	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2026+	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI) and urogenital gonorrhoea. Positive data from three pivotal trials demonstrate its potential to provide a new oral treatment option for patients, including against drug resistant infections. Regulatory submissions in uUTI are planned for H2 2024, with filings for gonorrhoea expected to follow in 2025. If approved, gepotidacin could be the first in a new class of oral antibiotics in uUTI in over 20 years.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

GSK’s 5-in-1 meningococcal ABCWY (MenABCWY) vaccine candidate combines the antigenic components of its two well-established meningococcal vaccines with demonstrated efficacy and safety profiles, Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal Groups A, C, Y, and W-135). Combining the protection offered by these vaccines aims to reduce the number of injections, simplifying immunisation and potentially increasing series completion and vaccination coverage of adolescents and young adults. A Biologics License Application (BLA) is currently under review by the US FDA with a Prescription Drug User Fee Act (PDUFA) action date of 14 February 2025. In June 2024, safety and immunogenicity data were presented at the CDC’s ACIP meeting ahead of a potential vote in February 2025.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q1 2024	Complete, primary endpoints met
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

HIV

cabotegravir

GSK continues to advance its early-stage HIV pipeline focused on innovative long-acting injectable regimens and expects cabotegravir to increasingly replace dolutegravir as the foundational integrase inhibitor in its portfolio.

In July 2024, positive data from the PASO DOBLE study, the largest head-to-head randomised clinical trial of Dovato compared against the three-drug-regimen Biktarvy, were presented at the AIDS congress. The study met its primary endpoint with Dovato showing non-inferior efficacy and significantly less weight gain than the three-drug-regimen. First-time-in-human data for GSK’s third-generation integrase inhibitor, VH184, were also shared. These demonstrated strong efficacy and a unique resistance profile, reinforcing integrase inhibitors as the gold standard in HIV and supporting further development of VH184 as an option for long-acting therapies. GSK has also committed to progress phase III trials for ULA Q4M PrEP and selected rilpivirine as the partner for CAB ULA in Q4M treatment. This regimen selection is based on progress in formulation studies for rilpivirine and builds on existing positive patient and physician experience with these medicines.  Four monthly dosing options are on track to be delivered for prevention in 2026 and for treatment in 2027, in line with the ambition to extend the dosing interval of long-acting regimens to enable every-six monthly dosing towards the end of the decade.

Respiratory/Immunology

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: 2025	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: 2025	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late-stage development for severe asthma, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). Depemokimab is the first ultra-long-acting biologic engineered to have a binding affinity and high potency for IL-5, resulting in an extended half-life and enabling  six-month dosing intervals for patients with severe asthma.

The phase III programme for depemokimab continues to make progress across a range of IL-5 mediated conditions. In May 2024, positive data were reported from the pivotal SWIFT-1 and SWIFT-2 trials evaluating the efficacy and safety of depemokimab in severe asthma with type 2 inflammation. Both trials met their primary endpoints with depemokimab showing statistically significant and clinically meaningful reductions in exacerbations (asthma attacks) over 52 weeks vs. placebo. Full results will be presented at an upcoming scientific congress. Further phase III data from ANCHOR-1 and ANCHOR-2, assessing the safety and efficacy of depemokimab in patients with CRSwNP are expected to read out in H2 2024. This data will be used to support regulatory submissions to health authorities worldwide.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed, primary endpoint met
SWIFT-2 (severe eosinophilic asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed, primary endpoint met
AGILE (SEA) NCT05243680	III (exten sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: 2025	Active, not recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: 2025	Recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Active, not recruiting
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2025	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2026+	Recruiting

Nucala (mepolizumab)

Nucala, is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across four IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES and CRSwNP.

The MATINEE phase III trial investigating Nucala in patients with chronic obstructive pulmonary disease (COPD) is expected to readout in the second half of 2024.

Key phase trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data anticipated: H2 2024	Active, not recruiting

Oncology

Blenrep (belantamab mafodotin)

GSK continues to explore the potential for Blenrep to help address unmet need for patients with multiple myeloma, in early treatment lines and in combination with novel therapies and standard of care treatments.

In June 2024, positive results from the DREAMM-8 phase III head-to-head trial were presented at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting and simultaneously published in the New England Journal of Medicine. The trial met its primary endpoint of progression-free survival (PFS), with belantamab mafodotin, in combination with pomalidomide plus dexamethasone (PomDex) showing a statistically significant and clinically meaningful reduction of nearly 50% in the risk of disease progression or death versus a standard of care, bortezomib plus PomDex. Median PFS was not yet reached with the belantamab mafodotin combination compared to 12.7 months in the bortezomib combination. At the end of one year, 71% of patients in the belantamab mafodotin combination group compared to 51% in the bortezomib combination group were alive and had not progressed. A positive overall survival (OS) trend was observed but not statistically significant, with OS follow-up ongoing.

DREAMM-8 is the second phase III head-to-head belantamab mafodotin combination trial to show robust efficacy in relapsed/refractory multiple myeloma, following the presentation of results from the DREAMM-7 trial at an ASCO virtual plenary in February 2024 and publication of those results in June in the New England Journal of Medicine.

The pivotal data from DREAMM-7 and DREAMM-8 will serve as the basis for intended regulatory filings for new indications for belantamab mafodotin, anticipated in the US, EU, Japan and China by the end of 2024. In July 2024, GSK announced that the European Medicines Agency accepted the marketing authorisation application for belantamab mafodotin combinations for the treatment of relapsed/refractory multiple myeloma in the EU.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Primary endpoint met

Jemperli (dostarlimab)

Jemperli (dostarlimab) is the foundation of GSK’s ongoing immuno-oncology-based research and development programme. In June 2024, the European Medicines Agency accepted a regulatory application to extend use of Jemperli (dostarlimab) in combination with standard-of-care chemotherapy (carboplatin and paclitaxel) to all adult patients with primary advanced or recurrent endometrial cancer, with a decision expected in H1 2025.

Dostarlimab is also being studied in several other cancers. In June 2024, GSK announced updated, longer-term results from the phase II supported collaborative study with Memorial Sloan Kettering Cancer Center evaluating dostarlimab as a first-line treatment alternative to surgery, radiation and chemotherapy for mismatch repair deficient (dMMR) locally advanced rectal cancer. The trial showed an unprecedented 100% clinical complete response rate (cCR) in 42 patients who completed treatment with dostarlimab, defined as complete pathologic response or no evidence of tumours as assessed by magnetic resonance imaging, endoscopy and digital rectal exam. In the first 24 patients evaluated, a sustained cCR with a median follow-up of 26.3 months (95% CI: 12.4-50.5) was observed.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2026	Recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023 Data anticipated: 2026+	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: 2025	Active, not recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024 Data anticipated: 2026+	Recruiting

Ojjaara/Omjjara (momelotinib)

With its differentiated mechanism of action, Ojjaara has become a backbone therapy in myelofibrosis (MF) and a new standard of care for MF patients with anaemia. In June 2024, the Ministry of Health, Labour and Welfare (MHLW) approved momelotinib under the brand name Omjjara for the treatment of myelofibrosis in Japan. GSK continues to pursue regulatory submissions and approvals for momelotinib in myelofibrosis across the globe, as well as to evaluate its potential in combinations and other areas of unmet need.

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020 Primary data reported: Q1 2022	Complete; primary endpoint met

Zejula (niraparib)

GSK continues to assess the potential of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several phase III combination studies including the RUBY Part 2 trial of niraparib and dostarlimab in recurrent or primary advanced endometrial cancer; the FIRST trial of niraparib and dostarlimab in stage III or IV nonmucinous epithelial ovarian cancer; and the ZEAL trial of niraparib plus pembrolizumab in advanced/metastatic non-small cell lung cancer. In addition, niraparib is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in a recently initiated phase III trial sponsored by the Ivy Brain Tumor Center and supported by GSK.

Key ongoing phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance ) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H2 2024	Active, not recruiting

Principal risks and uncertainties

The principal risks and uncertainties affecting the Group for 2024 are those described under the headings below. These are not listed in order of significance. In our December 2023 annual risk review, the Audit & Risk Committee agreed our principal risks for 2024, which remain largely unchanged.

We describe our risk management process on pages 57-58 of our 2023 Annual Report, along with more detailed information on our risks, including definitions, trends, potential impact, context and mitigation activities as set out on pages 59-61 and pages 284-294 of our 2023 Annual Report.

Other risks, not at the level of principal risk, and opportunities, related to Environmental, Social, and Governance (ESG), including environmental sustainability and climate change, are managed through our six focus areas, as described in our 2023 ESG Performance Report. Additional information on climate related risk management is in our climate related financial disclosure on pages 62-75 of our 2023 Annual Report.

2024 Principal Risks
Enterprise Risk Title	Definition
Patient safety
The risk that GSK, including our third parties, fails to appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-risk profile of a medicine or vaccine in a timely manner.

Product quality
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products are in place; compliance with industry practices and regulations in manufacturing and distribution activities; and terms of GSK product licenses and supporting regulatory activities are met.

Financial controls and reporting
The risk that GSK fails to comply with current tax laws; fails to report accurate financial information in compliance with accounting standards and applicable legislation; or incurs significant losses due to treasury activities.

Legal matters
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development and management of our pipeline, supply and commercialisation of our products and operation of business, and specifically in relation to requirements for competition law, anti-bribery and corruption, and sanctions. Any failure to meet compliance and legal standards for these particular areas could lead to increasing scrutiny and enforcement from government agencies.

Commercial practices	The risk that GSK or our third parties potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.
Scientific and patient engagement
The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the science of our medicines and associated disease areas, and provide healthcare and patient support, grants and donations in a legitimate and transparent manner compliant with laws, regulations, industry codes and internal controls and requirements.

Data ethics and privacy
The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through artificial intelligence, data analytics or automation; secure; share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.

Research practices
The risk that GSK or our third parties potentially fail to adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.

Environment, health and safety (EHS)
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organisation's assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of hazardous materials, or release of substances harmful to the environment that disrupts supply or harms employees, third parties or the environment.

Information and cyber security
The risk that GSK or our third parties fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber security incidents in accordance with applicable laws, regulations, industry standards, internal controls, and requirements. This could be due to unauthorised access, disclosure, loss, theft, unavailability or corruption of GSK's information, key systems, or technology infrastructure.

Supply continuity
The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.

Reporting definitions

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 18 and other non-IFRS measures are defined below.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

£% or AER% represents growth at actual exchange rates.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered a good indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 44.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

COVID-19 solutions

COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions during the years from 2020-2023 and includes vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management who believe it is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions during this period.

Turnover excluding COVID-19 solutions

Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic during the years 2020-2023. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods and also 2024 Guidance which excludes any contributions from COVID-19 solutions in current year or comparator periods.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory/Immunology and Other and Oncology.

Percentage points

Percentage points of growth which is abbreviated to ppts.

Year to date

Year to date is the six-month period in the year to 30 June 2024 or the same prior period in 2023 as appropriate.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and outlooks, assumptions and cautionary statements

2024 Guidance

GSK expects 2024 turnover to increase between 7 to 9 per cent (previously 5 to 7 per cent) and Core Operating profit to increase between 11 to 13 per cent (previously 9 to 11 per cent). Core Earnings per share is expected to increase between 10 to 12 per cent (previously 8 to 10  per cent).

The Group revises turnover expectations for Vaccines to an increase of low to mid-single digit per cent, for Specialty Medicines an increase of mid to high teens per cent and for General Medicines an increase of low to mid-single digit per cent.

This guidance is provided at CER and excludes any contribution from COVID-19 related solutions.

Assumptions and basis of preparation related to 2024 guidance

In outlining the guidance for 2024, the Group has made certain planning assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2024 guidance factors in all divestments and product exits announced to date.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q2 2024 earnings release and in the Group's 2023 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 31 July 2024.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GSK plc are as follows:

Sir Jonathan Symonds	Non-Executive Chair, Nominations & Corporate Governance Committee Chair
Dame Emma Walmsley	Chief Executive Officer (Executive Director)
Julie Brown	Chief Financial Officer (Executive Director)
Elizabeth McKee Anderson	Independent Non-Executive Director
Charles Bancroft	Senior Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Wendy Becker	Independent Non-Executive Director, Remuneration Committee Chair
Dr Harry (Hal) Dietz	Independent Non-Executive Director, Science Committee Chair
Dr Jesse Goodman	Independent Non-Executive Director
Dr Jeannie Lee	Independent Non-Executive Director
Dr Vishal Sikka	Independent Non-Executive Director

By order of the Board
Emma Walmsley Chief Executive Officer	Julie Brown Chief Financial Officer

31 July 2024

Independent review report to GSK plc

Conclusion

We have been engaged by GSK plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and six months ended 30 June 2024.

The condensed financial information comprises:

●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2024 on pages 26 and 27;
●	the balance sheet as at 30 June 2024 on page 28;
●	the statement of changes in equity for the six-month period then ended on page 29;
●	the cash flow statement for the six-month period then ended on page 30; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 31 to 49 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2023, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and six months ended 30 June 2024 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 41, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial information included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the Results Announcement, we are responsible for expressing to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Company in accordance with ISRE (UK) 2410.  Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
30 July 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 31, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc